UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

France Telecom

Société anonyme (French Public Limited Company) with a share capital of 10,595,541,532 euros

Registered office: 78, rue Olivier de Serres 75015 Paris

Paris Trade Register 380 129 866

First half 2012

Financial Report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L451-1-2 of the French Monetary and Financial Code.

The report prepared in French was filed with the Autorité des marchés financiers on July 26, 2012.
and posted on France Telecom’s website.

contents

1.

Condensed interim consolidated Financial Statements

5

INTERIM CONSOLIDATED INCOME STATEMENT

6

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

8

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

10

CONSOLIDATED STATEMENT OF CASH FLOWS

12

SEGMENT INFORMATION

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

22

2.

Management report for the first half of 2012

35

2.1

OVERVIEW

36

2.2

ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

42

2.3

ANALYSIS BY OPERATING SEGMENT

50

2.4

CASH AND FINANCIAL DEBT

66

2.5

ADDITIONAL INFORMATION

68

3.

Statement by the person responsible

81

4.

Statutory auditor’s report on the first half-year financial information for 2012

83

This document is a free translation into English of the half-yearly financial report prepared in French and is provided solely for the convenience of English speaking readers.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 3

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FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 4

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1.  Condensed interim consolidated Financial Statements

INTERIM CONSOLIDATED INCOME STATEMENT

6

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

8

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

10

CONSOLIDATED STATEMENT OF CASH FLOWS

12

SEGMENT INFORMATION

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

22

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 5

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Condensed interim consolidated financial statements    1

INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of euros except for per share data)	Note	June 30, 2012	June 30, 2011
Revenues	3	21,843	22,569
External purchases	4	(9,486)	(9,640)
Other operating Income		563	324
Other operating expense		(1,343)	(1,225)
Labour expenses	5	(4,848)	(4,514)
Gain (losses) on disposal of businesses and assets	2	102	205
Restructuring costs and similar items		(11)	(38)
Depreciation and amortization		(3,114)	(3,399)
Impairment of goodwill	6	(159)	-
Impairment of fixed assets	6	(2)	(47)
Share of profits (losses) of associates		(57)	(61)
Operating Income		3,488	4,174
Cost of gross financial debt		(756)	(967)
Income and expense on net debt assets		61	59
Foreign exchange gains (losses)		15	1
Other financial income and expense		(17)	(34)
Finance costs, net	8.1	(697)	(941)
Income tax	7	(882)	(1,138)
Consolidated net income after tax		1,909	2,095
Net income attributable to owners of the parent		1,738	1,945
Non-controlling interests		171	150
Earnings per shares (in euros)
Net income attributable to owners of the parent
- basic		0.66	0.73
- diluted		0.65	0.73

The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 6

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Condensed interim consolidated financial statements    1

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of euros)	Note	June 30, 2012	June 30, 2011
Consolidated net income after tax		1,909	2,095
Actuarial gains and losses on post-employment benefits		6	1
Income tax relating to items that will not be reclassified		0	(17)
Share of other comprehensive income in associates that will not be reclassified		(1)	13
Items that will not be reclassified to profit or loss (a)		5	(3)
Assets available for sale		(3)	18
Cash flow hedges(1)		(210)	46
Net investment hedges		68	(18)
Exchange differences on translating foreign operations	9.5	339	(616)
Income tax relating to items that may be reclassified		44	(11)
Share of other comprehensive income in associates that may be reclassified		(2)	0
Items that may be reclassified subsequently to profit or loss (b)		236	(581)
Consolidated other comprehensive income (a)+(b)		241	(584)
Total comprehensive income		2,150	1,511
Total comprehensive income attributable to owners of the parent		1,949	1,368
Non-controlling interests		201	143

(1) Mainly includes interest rate impact on cross-currency interest rate swaps hedging US dollars and pounds sterling bonds.
The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 7

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Condensed interim consolidated financial statements    1

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	June 30, 2012	December 31, 2011
ASSETS
Goodwill	6	27,282	27,340
Other Intangible assets(1)		12,028	11,343
Property, plant and equipment		23,493	23,634
Interests in associates		7,775	7,944
Assets available for sale		83	89
Non-current loans and receivables		869	994
Non-current financial assets at fair value through profit or loss		206	114
Non-current hedging derivatives assets		415	428
Other non-current assets		91	94
Deferred tax assets		3,219	3,551
Total non-current assets		75,461	75,531
Inventories		575	631
Trade receivables		4,865	4,905
Current loans and other receivables(2)		79	1,165
Current financial assets at fair value through profit or loss, excluding cash equivalents		240	948
Current hedging derivatives assets		16	66
Other current assets		1,939	2,284
Current tax assets		83	124
Prepaid expenses		561	368
Cash equivalents		6,229	6,733
Cash		933	1,311
Total current assets		15,520	18,535
Assets held for sale	2	-	2,017
TOTAL ASSETS		90,981	96,083

(1) Including purchase in France of 4G frequencies in January 2012 for 897 million euros.
(2) Including redemption by Orange Suisse of loan granted by the Group for 754 million euros at December 31, 2011.
The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 8

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Condensed interim consolidated financial statements    1

(in millions of euros)	Note	June 30, 2012	December 31, 2011
EQUITY AND LIABILITIES
Share capital		10,596	10,596
Additional paid-in capital		16,790	16,790
Retained earnings		(5)	187
Equity attributable to the owners of the parent		27,381	27,573
Non controlling interest		1,652	2,019
Total equity	9	29,033	29,592
Non-current trade payables		381	380
Non-current financial liabilities at amortized cost, excluding trade payables		32,789	33,933
Non-current financial liabilities at fair value through profit or loss		201	259
Non-current hedging derivatives liabilities		207	277
Non-current employee benefits		1,855	1,688
Non-current provisions		1,240	991
Other non-current liabilities		470	487
Deferred tax liabilities		1,221	1,264
Total non-current liabilities		38,364	39,279
Current trade payables		7,489	8,151
Current financial liabilities at amortized cost, excluding trade payables		6,366	5,440
Current financial liabilities at fair value through profit or loss(3)		280	2,019
Current hedging derivatives liabilities		1	3
Current employee benefits		1,783	1,829
Current provisions(4)		855	1,506
Other current liabilities		2,342	2,277
Current tax payables		2,152	2,625
Deferred income		2,316	2,322
Total current liabilities		23,584	26,172
Liabilities related to assets held for sale	2	-	1,040
TOTAL EQUITY AND LIABILITIES		90,981	96,083

(3) Including the effect of changes in the commitment purchase shares due to the transaction in Egypt (see Note 2).
(4) Including the effect of TP S.A. payment to DPTG for 550 million euros in January 2012.
The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 9

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Condensed interim consolidated financial statements    1

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Note		Attributable to owners of the parent					Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2011		2,648,858,606	10,595	16,777	(161)	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	1,945	(577)	1,368	150	(7)	143	1,511
Capital increase		26,777	1	-	-	-	1	-	-	-	1
Share-based compensation		-	-	-	2	-	2	1	-	1	3
Purchase of treasury shares		-	-	-	(58)	-	(58)	-	-	-	(58)
Dividends		-	-	-	(2,118)	-	(2,118)	(688)	-	(688)	(2,806)
Changes in ownership interests with no gain/ loss of control		-	-	-	5	-	5	7	-	7	12
Other movements		-	-	13	(145)	-	(132)	119	-	119	(13)
Balance at June 30, 2011		2,648,885,383	10,596	16,790	(530)	1,313	28,169	1,761	269	2,030	30,199
Consolidated comprehensive income		-	-	-	1,950	(450)	1,500	(217)	(97)	(314)	1,186
Share-based compensation		-	-	-	17	-	17	1	-	1	18
Purchase of treasury shares		-	-	-	(165)	-	(165)	-	-	-	(165)
Dividends		-	-	-	(1,585)	-	(1,585)	1	-	1	(1,584)
Changes in ownership interests with no gain/ loss of control		-	-	-	(15)	-	(15)	(33)	-	(33)	(48)
Other movements		-	-	-	(335)	-	(335)	334	-	334	(1)
Balance at December 31, 2011		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	1,738	211	1,949	171	30	201	2,150
Share-based compensation		-	-	-	25	-	25	3	-	3	28
Purchase of treasury shares	9.2	-	-	-	(30)	-	(30)	-	-	-	(30)
Dividends	9.3	-	-	-	(2,104)	-	(2,104)	(565)	-	(565)	(2,669)
Changes in ownership interests with no gain/ loss of control	2	-	-	-	(40)	-	(40)	(10)	-	(10)	(50)
Other movements		-	-	-	8	-	8	4	-	4	12
Balance at June 30, 2012		2,648,885,383	10,596	16,790	(1,079)	1,074	27,381	1,450	202	1,652	29,033

The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 10

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Condensed interim consolidated financial statements    1

•    ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2011	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Variation	18	30	(611)	1	(28)	13	(577)	(2)	(5)	-	-	(7)	(584)
Balance at June 30, 2011	60	470	1,078	(253)	(81)	39	1,313	(3)	300	(36)	8	269	1,582
Variation	(28)	(48)	(326)	(58)	34	(24)	(450)	3	(111)	11	-	(97)	(547)
Balance at December 31, 2011	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	(3)	(144)	310	6	45	(2)	211	2	29	(0)	(1)	30	241
Balance at June 30, 2012	29	278	1,062	(305)	(2)	13	1,074	2	218	(25)	7	202	1,276

The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 11

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Condensed interim consolidated financial statements    1

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	June 30, 2012	June 30, 2011
OPERATING ACTIVITIES
Consolidated net income		1,909	2,095
Adjustments to reconcile net income (loss) to funds generated from operations
Gains (losses) on disposal of assets	2	(102)	(205)
Depreciation and amortization		3,114	3,399
Change in other provisions(1)		(587)	(174)
Impairment of goodwill	6	159	-
Impairment of non-current assets		2	47
Share of profits (losses) of associates		57	61
Operational net foreign exchange and derivatives		46	4
Finance costs, net		697	941
Income tax	7	882	1,138
Share-based compensation		28	4
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		17	48
Decrease (increase) in trade receivables, gross		138	427
Increase (decrease) in trade payables		(160)	25
Other changes in working capital requirements
Decrease (increase) in other receivables		82	(72)
Increase (decrease) in other payables		(369)	(65)
Other net cash out
Dividends and interest income received(2)		444	361
Interest paid and interest rates effects on derivatives, net		(1,364)	(1,193)
Income tax paid	7	(748)	(296)
Net cash provided by operating activities		4,245	6,545
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (3)		(3,375)	(2,600)
Increase (decrease) in amounts due to fixed asset suppliers		(523)	(467)
Proceeds from sales of property, plant and equipment and intangible assets		54	34
Cash paid for investment securities, net of cash acquired
Dailymotion		-	(60)
Other		(19)	(7)
Proceeds from sales of investment securities, net of cash transferred
TP Emitel		-	410
Orange Suisse	2	1,411	-
Other proceeds from sales		-	1
Decrease (increase) in securities and other financial assets
Securities at fair value		581	620
Partial redemption of loan granted to Everything Everywhere		222	-
Escrow deposit	10	(58)	-
Other		18	1
Net cash used in investing activities		(1,689)	(2,068)

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 12

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Condensed interim consolidated financial statements    1

(in millions of euros)	Note	June 30, 2012	June 30, 2011
FINANCING ACTIVITIES
Issuances	8.3
Bonds		1,815	659
Other long-term debt		76	326
Redemptions and repayments	8.3
Bonds		(2,330)	(993)
Other long-term debt		(173)	(227)
Other changes
Increase (decrease) in bank overdrafts and short-term borrowings	8	642	(353)
Decrease (increase) in deposits and other debt-linked financial assets	8	270	(384)
Exchange rates effects on derivatives, net		193	(327)
Purchase of treasury shares		(71)	(63)
Changes in ownership interests with no gain/loss of control	2	(1,489)	-
Capital increase (decrease) - owners of the parent company		-	1
Capital increase (decrease) - non-controlling interests		1	-
Dividends paid to non-controlling interests		(316)	(391)
Dividends paid to owners of the parent company	9.3	(2,104)	(2,118)
Net cash used in financing activities		(3,486)	(3,870)
Net change in cash and cash equivalents		(930)	607
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		31	(40)
Cash and cash equivalents at beginning of period		8,061	4,428
Of which cash		1,311	1,227
Of which cash equivalents		6,733	3,201
Of which discontinued operations	2	17	-
Cash and cash equivalents at end of period		7,162	4,995
Of which cash		933	1,048
Of which cash equivalents		6,229	3,947

(1) Of which a reversal related to TP S.A payment of 550 million euros to DPTG in january 2012 (see Note 10).
(2) Of which 330 milion euros paid by Everything Everywhere dividends for the first half-year (versus 264 million euros paid for the first half-year 2011).
(3) Including purchase in France of 4G frequencies in january 2012 for 897 million euros.
The accompanying notes are an integral part of the consolidated financial statements.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 13

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Condensed interim consolidated financial statements    1

SEGMENT INFORMATION

•    CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	10,826	1,988	1,694	4,144
• external	10,375	1,969	1,677	3,972
• inter segment	451	19	17	172
External purchases	(4,054)	(1,326)	(845)	(2,132)
Other operating income	528	35	70	75
Other operating expense	(822)	(150)	(79)	(243)
Labor expenses	(2,489)	(92)	(252)	(392)
Gain (losses) on disposal of businesses and assets	1	-	3	94
Restructuring costs and similar items	(6)	-	-	(2)
Reported EBITDA	3,984	455	591	1,544
Depreciation and amortization	(1,170)	(450)	(383)	(718)
Impairment of goodwill	-	-	-	(159)
Impairment of fixed assets	-	(1)	(2)	2
Share of profits (losses) of associates	1	-	1	(1)
Operating income	2,815	4	207	668
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,246	210	208	493
• telecommunications licenses	898	1	-	16
• financed through finance leases	-	3	-	-
TOTAL INVESTMENTS(3)	2,144	214	208	509

(1)  Including revenues of  2,475 million euros for France,  95 million euros for United-Kingdom, 17 million euros for Spain, 7 million euros for Poland,  227 million euros for the Rest of Europe, and 668 million euros for the Rest of the World.

Including tangible and intangible assets of 118 million euros for France,  7 million euros for United-Kingdom, 15 million euros for the Rest of Europe, and 32 million euros for the Rest of the World.

(2)  Including revenues of 739 million euros for France,  14 million euros for United-Kingdom, 16 million euros for the Rest of Europe, and 48 million euros for the Rest of the World.

Including tangible and intangible assets of 144 million euros for France,  and 4 million euros for the Rest of the World.

(3)  Including 1,586 million euros for other intangible assets and 1,809 million euros for other tangible assets.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 14

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Condensed interim consolidated financial statements    1

				DT / FT joint venture
Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Total France Telecom - Orange	Everything Everywhere (100%)
3,489	817	(1,115)	21,843	4,030
3,273	577	-	21,843	4,030
216	240	(1,115)	-	-
(2,013)	(1,602)	2,486	(9,486)	(2,823)
81	1,634	(1,860)	563	22
(132)	(406)	489	(1,343)	(257)
(829)	(794)	-	(4,848)	(283)
-	4	-	102	-
(5)	2	-	(11)	(18)
591	(345)	-	6,820	671
(181)	(212)	-	(3,114)	(753)
-	-	-	(159)	-
-	(1)	-	(2)	-
1	(59)	-	(57)	-
411	(617)	-	3,488	(82)
			(697)	(43)
			(882)	3
			1,909	(122)

172	131	-	2,460	292
-	-	-	915	-
-	17	-	20	5
172	148	-	3,395	297

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 15

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Condensed interim consolidated financial statements    1

SEGMENT INFORMATION

•    CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	11,305	1,943	1,902	4,281
• external	10,804	1,921	1,882	4,108
• inter segment	501	22	20	173
External purchases	(4,233)	(1,357)	(878)	(2,164)
Other operating income	596	35	43	49
Other operating expense	(844)	(147)	(211)	(279)
Labor expenses	(2,477)	(92)	(275)	(408)
Gain (losses) on disposal of businesses and assets	-	-	199	(3)
Restructuring costs and similar items	(24)	(1)	(1)	(5)
Reported EBITDA	4,323	381	779	1,471
Depreciation and amortization	(1,158)	(492)	(500)	(799)
Impairment of fixed assets	-	(1)	(1)	(46)
Share of profits (losses) of associates	(1)	-	-	(7)
Operating income	3,164	(112)	278	619
Finance costs, net
Income tax
Consolidated net income after tax
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,237	170	228	489
• telecommunications licenses	-	129	-	2
• financed through finance leases	-	4	-	-
TOTAL INVESTMENTS(3)	1,237	303	228	491

(1)  Including 2,604 million euros for France, 93 million euros for United-Kingdom, 17 million euros for Spain, 7 million euros for Poland, 218 million euros for the Rest of Europe, and 610 million euros for the Rest of the World.

Including 112 million euros for tangible  and intangible assets for France, 4 million euros of United-Kingdom, 15 million euros for the Rest of Europe, and 32 million euros for the Rest of the World.

(2)  Including 707 million euros for France, 15 million euros for United-Kingdom, 14 million euros for the Rest of Europe, and 37 million euros for the Rest of the World.

Including 314 million euros for tangible and intangible assets for France, 2 million euros for United-Kingdom, 2 million euros for the Rest of Europe, and 3 million euros for the Rest of the World.

(3) Including 826 million euros for other intangible assets and 1,916 million euros for other tangible assets.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 16

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Condensed interim consolidated financial statements    1

				DT / FT joint venture
Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Total France Telecom - Orange	Everything Everywhere (100%)
3,548	774	(1,184)	22,569	3,878
3,326	528	-	22,569	3,878
222	246	(1,184)	-	-
(2,051)	(1,547)	2,590	(9,640)	(2,717)
67	1,428	(1,894)	324	11
(136)	(96)	488	(1,225)	(185)
(777)	(485)	-	(4,514)	(287)
-	9	-	205	-
(3)	(4)	-	(38)	(30)
648	79	-	7,681	670
(165)	(285)	-	(3,399)	(700)
-	1	-	(47)	-
1	(54)	-	(61)	-
484	(259)	-	4,174	(30)
			(941)	(15)
			(1,138)	(13)
			2,095	(58)

163	182	-	2,469	251
-	-	-	131	-
-	139	-	143	-
163	321	-	2,743	251

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 17

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Condensed interim consolidated financial statements    1

SEGMENT INFORMATION

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE HALF-YEAR ENDED JUNE 30, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,348	4,723	1,628	5,083
Other intangible assets	3,747	1,336	671	2,263
Property, plant and equipment	10,782	1,704	3,330	5,112
Interests in associates	2	1	4	988
Other	3	1	-	2
Total non-current assets	29,882	7,765	5,633	13,448
Inventories	260	74	49	143
Trade receivables	2,283	400	356	1,108
Prepaid expenses	107	80	28	122
Other	1,187	43	83	328
Total current assets	3,837	597	516	1,701
TOTAL ASSETS
Equity
Non current trade payables	152	6	193	30
Non current employee benefits	996	6	72	68
Non current provisions	703	181	65	117
Other	426	-	3	8
Total non current liabilities	2,277	193	333	223
Current trade payables	3,282	954	565	1,713
Current employee benefits	916	19	62	140
Current provisions	442	21	224	91
Deferred income	1,513	93	130	324
Other	787	64	494	713
Total current liabilities	6,940	1,151	1,475	2,981
TOTAL EQUITY AND LIABILITIES

(1)  Some trade receivables generated by the Enterprise segment (approximately 261 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 531 million euros for France, 37 million euros for United-Kingdom, 4 million euros for Spain, 91 million euros for the Rest of Europe, and 156 million euros for the Rest of the World.

(2)  Including tangible and intangible assets of 2,568 million euros for France, 3,138 million euros for United-Kingdom, 12 million euros for the Rest of Europe, and 39 million euros for the Rest of the World.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 18

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Condensed interim consolidated financial statements    1

				DT/FT joint venture
Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items	Total France Telecom - Orange	Everything Everywhere (100%)
429	71	-	27,282	7,055
335	3,676	-	12,028	6,399
484	2,081	-	23,493	2,574
26	6,754	-	7,775	16
9	75	4,793	4,883	318
1,283	12,657	4,793	75,461	16,362
40	9	-	575	141
749	772	(803)	4,865	1,013
121	126	(23)	561	464
128	412	7,338	9,519	306
1,038	1,319	6,512	15,520	1,924
			90,981	18,286
		29,033	29,033	13,142
-	-	-	381	-
178	535	-	1,855	64
4	170	-	1,240	470
7	29	34,415	34,888	1,907
189	734	34,415	38,364	2,441
664	1,117	(806)	7,489	1,811
310	336	-	1,783	-
28	49	-	855	205
182	98	(24)	2,316	633
146	386	8,551	11,141	54
1,330	1,986	7,721	23,584	2,703
			90,981	18,286

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 19

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Condensed interim consolidated financial statements    1

SEGMENT INFORMATION

•    CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,348	4,723	1,552	5,218
Other intangible assets	2,826	1,495	642	2,340
Property, plant and equipment	10,724	1,786	3,342	5,181
Interests in associates	6	1	4	988
Other	3	2	(1)	5
Total non current assets	28,907	8,007	5,539	13,732
Inventories	247	90	48	158
Trade receivables	2,459	468	340	1,089
Prepaid expenses	63	31	17	72
Other	1,012	30	51	402
Total current assets	3,781	619	456	1,721
Assets held for sale(3)				2,017
TOTAL ASSETS	32,688	8,626	5,995	17,470
Equity
Non current trade payables	153	7	185	34
Non current employee benefits	1,035	2	65	65
Non current provisions	408	186	68	115
Other	448	-	4	7
Total non current liabilities	2,044	195	322	221
Current trade payables	3,397	1,284	718	1,892
Current employee benefits	987	27	54	157
Current provisions	485	19	706	105
Deferred income	1,478	103	133	360
Other	896	41	45	505
Total current liabilities	7,243	1,474	1,656	3,019
Liabilities related to assets held for sale(3)				1,040
TOTAL LIABILITIES	9,287	1,669	1,978	4,280

(1)  Some trade receivables generated by the Enterprise segment (approximately 192 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 512 million euros for France, 35 million euros for the United Kingdom, 4 million euros for Spain, 97 million euros for the Rest of Europe and 152 million euros for the Rest of the World.

(2)  Including  tangible and intangible assets of 2,647 million euros for France, 3,138 million euros for the United Kingdom, 15 million euros for the Rest of Europe and 41 million euros for the Rest of the World.

(3) Relating to the disposal of Orange Suisse (see Note 2).
(4) The presentation has been amended to be in line with the one disclosed as of June 30, 2012.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 20

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Condensed interim consolidated financial statements    1

				DT / FT joint venture
Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items	Total France Telecom - Orange	Everything Everywhere (100%) (4)
429	70	-	27,340	6,814
338	3,702	-	11,343	6,653
462	2,139	-	23,634	2,464
26	6,919	-	7,944	14
10	74	5,177	5,270	302
1,265	12,904	5,177	75,531	16,247
37	51	-	631	156
750	818	(1,019)	4,905	1,054
96	105	(16)	368	468
116	261	10,759	12,631	346
999	1,235	9,724	18,535	2,024
			2,017	-
2,264	14,139	14,901	96,083	18,271
		29,592	29,592	13,469
1	-	-	380	-
160	361	-	1,688	62
10	204	-	991	435
-	28	35,733	36,220	1,082
171	593	35,733	39,279	1,579
695	1,187	(1,022)	8,151	1,913
321	283	-	1,829	-
24	167	-	1,506	230
188	76	(16)	2,322	602
167	217	10,493	12,364	478
1,395	1,930	9,455	26,172	3,223
			1,040	-
1,566	2,523	74,780	96,083	18,271

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 21

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Condensed interim consolidated financial statements    1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

Notes index

NOTE 1

Basis of preparation of the consolidated financial statements

23

NOTE 2

Main acquisitions, disposals and change in consolidation scope

24

NOTE 3

Revenues

26

NOTE 4

External purchases

26

NOTE 5

Labor expenses

26

NOTE 6

Impairment losses and goodwill

27

NOTE 7

Income tax

28

NOTE 8

Financial assets, liabilities and financial result

28

NOTE 9

Equity

30

NOTE 10

Litigation and unrecognized contractual commitments

32

NOTE 11

Related party transactions

34

NOTE 12

Subsequent events

34

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 22

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Condensed interim consolidated financial statements    1

NOTE 1     Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies which were used by the France Telecom-Orange Group (hereafter called "the Group") to prepare the interim financial statements at June 30, 2012 and which have taken place since publication of the consolidated financial statements for 2011.

1.1

Basis for preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 25, 2012.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first semester of 2012 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2011, with the exception of the specific requirements of IAS 34. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.2

Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, France Telecom-Orange’s management is required to make estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2011. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2012 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

1.3

New standards and interpretations

Standards and interpretations compulsory at January 1, 2012

These standards and interpretations are not applicable to the Group.

Standards and interpretations compulsory after June 30, 2012 with no early application decided by the Group

Among the standards and interpretations issued from December 2011, some are not applicable to the Group and the others will have no effect on the Group's consolidated financial statements.

When they are adopted by the UE, standards IFRS 10, IFRS 11, IAS 28 revised in 2011 and IFRS 12 should be applied from January 1st, 2014 onwards, an earlier application date being permitted. The Group will apply these standards by anticipation from January 1st, 2013, with no expected significant impact on its reported financial position, earnings or cash-flows.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 23

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Condensed interim consolidated financial statements    1

NOTE 2     Main acquisitions, disposals and change in consolidation scope

The net gain on disposal of businesses amounted to 102 million euros in June 2012, mainly due to the Orange Suisse disposal (92 million euros) and number of buildings in France (6 million euros).

Egypt

Description of transaction

On April 11, 2012, France Telecom-Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed agreements amending their 2010 agreements covering the partial disposal of ECMS shares held directly and indirectly by OTMT, the evolution of partnership between France Telecom-Orange and OTMT and the terms and conditions for OTMT's future exit from ECMS.

On April 12, 2012, MT Telecom SCRL, a wholly-owned subsidiary of France Telecom-Orange, filed an application to launch a tender offer for 100% of the ECMS shares at a price of 202.5 Egyptian pounds per share. The Egyptian Financial Supervisory Authority (EFSA) approved this transaction on April 22, 2012 and the tender offer was carried out from April 24 to May 23, 2012. At the end of the tender offer period, MT Telecom had acquired 93.92% of ECMS. The remainder of the shares is held by OTMT (which retains a 5% stake as provided for under the agreements) and the public that did not tender their shares to the offer (who retains 1.08%). In addition, the Group sold 28.75% of MT Telecom's voting rights to OTMT, which continues to be represented on the Board of Directors of ECMS.

The Group granted OTMT a put option for the 5 million ECMS shares (representing 5% of the share capital) that OTMT still owns. This option is exercisable in increments of one-third each year, from 2015 to 2017, during the period from January 1 to February 28 in each of those years. The exercise price per ECMS share will accrete over time, ranging from 268.5 Egyptian pounds in 2015 to 296 Egyptian pounds in 2017. The exercise of this option in its entirety will automatically lead to the disposal of OTMT's 28.75 million voting rights in MT Telecom at accreting prices per voting right ranging from 13.42 Egyptian pounds in 2015 to 14.8 Egyptian pounds in 2017. OTMT also has a put option on its voting rights in MT Telecom in the event of termination of the shareholders' agreement under the conditions provided in the agreement, as well as an exit right for all of its interests in ECMS and MT Telecom in the event that France Telecom-Orange transfers shares to a third party.

Furthermore, France Telecom-Orange has a call option covering all of OTMT's interests in ECMS, which is exercisable from 2013 to 2017 during the period from January 1 to February 28, at a price to be determined under the same conditions as those applying to the put option granted by the Group to OTMT. Under the 2012 agreements, France Telecom-Orange also has a call option on the ECMS shares held by OTMT in the event of a change of control over OTMT, at a price based on the market value of ECMS. OTMT also granted France Telecom-Orange a right of first refusal over any sale by OTMT of its interest in ECMS.

The 2012 agreements also continue to provide for the possibility that the services contract between OTMT and ECMS will be assigned to France Telecom-Orange in consideration for payment of compensation in the amount of 110 million euros to OTMT.

Lastly, the Group made a commitment to the Arab Republic of Egypt to ensure that 15% of ECMS's shares are held by Egyptian shareholders, and, in the event that France Telecom-Orange cannot achieve this within one year from the date of signature of the agreements, it will grant to the Arab Republic of Egypt a call option giving it the right to acquire, under certain conditions at a market price a number of shares such that 15% of ECMS's shares will be owned by Egyptian shareholders.

Accounting effects in the first half of 2012

The accounting principles pertaining to transactions with non-controlling shareholders are described in Note 18.11 of the Group's consolidated financial statements for the year ended December 31, 2011.

The 2012 agreements are considered as a transaction with non-controlling interests, to be accounted for as an equity transaction.

The amount of the financial debts recognized under the terms of the 2010 agreements due to the put option granted to OTMT and the triggering of a public tender offer for the ECMS shares held by the free float (1,937 million euros at December 31, 2011), was revised as of the effective date of the 2012 agreements. The accounting principle applied by the Group, as confirmed by the draft interpretation published by IFRIC in May 2012, is to recognize any change in the value of financial liabilities relating to the purchase commitments granted to the non-controlling interests against net financial income. Consequently, the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float resulted in a reduction in financial debts, with the recognition of financial income of 272 million euros in the first half of 2012, as of the date on which the 2012 agreements became effective.

The Group paid out 1,489 million euros (excluding the effects of foreign exchange hedges) for the purchase of the ECMS shares from OTMT and the free float, which was classified as cash used in financing activities in the consolidated statement of cash flows.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 24

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Condensed interim consolidated financial statements    1

Between December 31, 2011 and June 30, 2012, the Group's net debt resulting from the commitments in respect of the ECMS shares was reduced by 225 million euros, broken down into 272 million euros in respect of the revision of the 2010 agreements and (47) million euros in respect of the periodic revision of the commitment (price and foreign exchange effect).

At June 30, 2012, a outstanding financial liability of 223 million euros was recognized due to the put option held by OTMT for its remaining interests in ECMS and MT Telecom.

In addition, the Group accrued against operating profit for the 110 million euros compensation and related stamp duties of 6 million euros against operating profit.

Disposal of Orange Suisse

Following the agreement signed on December 23, 2012, and after the approval of all the regulatory authorizations, France Telecom-Orange has finalized, on February 29, 2012, the Orange Communication S.A (Orange Suisse) fully sale to Matterhorn Mobile S.A. (entity indirectly controlled by investment funds advised by Apax Partners LLP).

In the statement of the financial position, this disposal generated the derecognition of Orange Suisse assets and liabilities, presented respectively as assets held for sale and liabilities related to assets held for sale as at December 31, 2011.

Based on an enterprise value estimated at 2 billion Swiss francs, i.e 1.6 billion euros, the net cash amount received by France Telecom-Orange amounted to 1,507 million euros, including the acquisition-related costs (of which mainly mobile frequencies acquisition costs, granted on February 2012), and 1,411 million euros considering the amount paid for the currency hedge settlement.

The gain on Orange Suisse disposal amounted to 92 million euros on June 30, 2012 (after adjustment about transaction costs and post-closing agreed adjustment on net financial debt and working capital).

(in millions of euros)		June 30, 2012
Fair value of interest in Orange Suisse		1,638
Mobile frequencies		(115)
Others transaction costs		(41)
Orange Suisse net value, excluding net debt (1)	a	1,482
Orange Suisse net debt due to France Telecom-Orange (2)	b	(413)
Book value of Orange Suisse	c	1,020
Reclassification adjustment of other comprehensive income in net income for the period (3)	d	43
Gain on disposal	a+b-c+d	92

(1) The corresponding cash received amounted to 1,507 million euros because some acquisition-related costs were not yet disbursed as at June 30, 2012.
(2) This net debt has been reimbursed to France Telecom-Orange at the closing date.
(3) o/w (96) million euros related to the amount paid for the currency hedge settlement.

As a consequence of this transaction, the contractual commitment due to the possible application of common warranty clauses is capped at 200 million Swiss francs. These warranties will expire on June 30, 2013, except for tax issues and guarantees uppon capital property, which expire at the end of the regulatory limitation period.

Moreover, France Telecom-Orange could be the beneficiary of contingent additional considerations if, in the coming years, Orange Suisse participates to a merger within the telecommunications market or shares its mobile access network with its competitors through a significant deal.

Orange Cinéma Séries

In accordance with the partnership signed in November 2011, the Canal+ Group acquires a 33,3% minority interest in Orange Cinéma Séries. This partnership includes commercial agreements for which the two groups are bound to distribute Orange Cinéma Séries TV packages. On July 23, 2012, the French competition authority has communicated to the Canal+ Group some injunctions about this minority interest stake. Nevertheless, these injunctions have no impact on the implementation of the distribution contracts.

Disposal of Orange Austria

The closing of Orange Austria divestment remains subject to the approval of the competition authorities (European Commission and Austrian competition authority) and the Austrian communications authority, which will give their decision no later than the end of 2012 or the beginning of 2013.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 25

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Condensed interim consolidated financial statements    1

NOTE 3     Revenues

(in millions of euros)	June 30, 2012	June 30, 2011
France	10,826	11,305
Personal Communication Services	5,385	5,445
Home Communication Services	6,194	6,455
Intra-segment eliminations	(753)	(595)
Spain	1,988	1,943
Personal Communication Services	1,617	1,601
Home Communication Services	371	342
Poland	1,694	1,902
Personal Communication Services	898	967
Home Communication Services	926	1,070
Intra-segment eliminations	(130)	(135)
Rest of the World (1)	4,144	4,281
Egypt	650	610
Enterprise	3,489	3,548
Legacy networks	969	1,136
Mature networks	1,434	1,390
Growing networks	197	177
Services	889	845
International Carriers & Shared Services	817	774
International Carriers	696	647
Shared services	121	127
Inter-segment eliminations	(1,115)	(1,184)
TOTAL	21,843	22,569

(1) Primarily from Personal Communication Services

NOTE 4     External purchases

(in millions of euros)	June 30, 2012	June 30, 2011
Commercial expenses and content costs	(3,236)	(3,530)
o/w adversiting, promotional, sponsoring and rebranding costs	(523)	(493)
o/w content costs (1)	(253)	(229)
Service fees and inter-operator costs	(2,837)	(2,977)
Other network expenses, IT expenses	(1,440)	(1,375)
Other external purchases (1)	(1,973)	(1,758)
TOTAL	(9,486)	(9,640)
o/w rental expenses	(619)	(591)

(1)  After 123 million euros in reversals from provisions for onerous contracts for content publisher operations (98 million euros allocated to content cost and 25 million euros to other external purchases).

NOTE 5     Labor expenses

Labor expenses amount to (4,848) million euros at June 30, 2012 against (4,514) million euros at June 30, 2011. The change is mainly due to the recognition, during the first half-year of 2012, of a 178 million euros charges related to the French “part-time for seniors” plan .

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 26

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Condensed interim consolidated financial statements    1

NOTE 6     Impairment losses and goodwill

6.1

Impairment losses

	June 30, 2012	June 30, 2011
(in millions of euros)	Goodwill	Goodwill
Romania	(159)	-
TOTAL	(159)	-

	June 30, 2012	June 30, 2011
(in millions of euros)	Fixed assets	Fixed assets
TOTAL	(2)	(47)

At June 30, 2012, the 159 million euro impairment charge for Romania reflects the effect of persistent deterioration in economic conditions on projected cash flows.

6.2

Goodwill

Value of goodwill

The main values of goodwill are shown below:

(in millions of euros)	Goodwill
	Gross value	Accumulated impairment losses	Net book value
At June 30, 2012
France	15,361	(13)	15,348
Poland	2,891	(1,263)	1,628
Spain	4,837	(114)	4,723
Rest of the World :
Romania	1,806	(315)	1,491
Egypt	1,458	(939)	519
Belgium	1,006	-	1,006
Slovakia	806	-	806
Côte d'Ivoire	417	(42)	375
Jordan	253	(49)	204
Other	859	(177)	682
Enterprise	1,071	(642)	429
International Carriers & Shared Services	71	-	71
TOTAL	30,836	(3,554)	27,282

6.3

Sensitivity of recoverable amounts

Impairment tests are carried out annually and when there is any indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance compared with market expectations serve as indicators of potential impairment.

As of June 30, 2012, based on an analysis of indicators of potential impairment, the Group reassessed the recoverable amount of certain assets.

As the preparation of multi-year plans is performed at year-end, this half-year reassessment was derived from preliminary five-year cash-flow estimates based on actuals for the first half and expectations for the full year 2012.

As a result of this reassessment, the Group recognized an impairment charge of 159 million euros for Romania as at June 30, 2012. The main assumptions used to estimate recoverable amounts for Romania are set forth below:

-

the recoverable amount is the  value in use calculated on the basis of discounted cash flows;

-

the perpetual growth rate is 2%;

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 27

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Condensed interim consolidated financial statements    1

-

the discount rate after tax is 11.25%;

-

the discount rate before tax is 12.84%.

For Romania, the analysis of the recoverable amount, which is equal to the carrying amount, shows the following sensitivity to the main assumptions: a change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by approximately 100 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by about 100 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 200 million euros.

NOTE 7     Income tax

The income tax expense is detailed as follow:

(in millions of euros)	June 30, 2012	June 30, 2011
Income tax	(882)	(1,138)
Current tax	(535)	(466)
Deferred tax	(347)	(672)

All the effects on the income tax due to the French 2012 Amended Finance Bill (Projet de Loi de Finances Rectificative - PLFR) will be booked in the second half-year of 2012 when approved.

With respect to the tax audits relating to fiscal years 2000-2005, France Telecom S.A. received a notice from the Tax Administration seeking tax adjustments amounting to 1,735 million euros. The proceedings at the Administrative Court of Montreuil are still in progress with memorandum exchanges. Otherwise as of June 30, 2012 France Telecom S.A. and Orange France S.A. are still undergoing tax audits for 2006-2009 and 2006-2010, respectively.

The income tax paid in the first half-year of 2012 includes the impacts of the French 2011 Amended Finance Act (Loi de Finances Rectificative - LFR) that amount to 359 million euros.

NOTE 8     Financial assets, liabilities and financial result

8.1

Financial result

The financial result amounts to (697) million euros at June 30, 2012 against (941) million euros at June 30, 2011. The variation is mainly due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the public that resulted in the recognition of a financial profit of 272 million euros.

8.2

Net Financial debt

Net financial debt as defined and used by France Telecom corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and, since 2010 (v) the loan granted by the Group to Everything Everywhere.

Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Therefore, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 28

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Condensed interim consolidated financial statements    1

Analysis of net financial debt

(in millions of euros)	June 30, 2012	December 31, 2011
TDIRA	1,586	1,578
Bonds, excluding TDIRA	32,234	32,720
Bank and multilateral organism loans	2,282	2,271
Finance lease liabilities	690	692
Securitization debt	847	593
Cash collateral received	293	314
Commercial papers	518	51
Bank overdrafts	135	188
Commitment to purchase shares (Egypt)	223	1,937
Other commitments to purchase non-controlling interests	14	15
Other financial liabilities	376	414
Derivatives (liabilities)	419	585
Liabilities included in the calculation of net financial debt (a)	39,617	41,358
Derivatives (assets)	660	832
Gross financial debt after derivatives	38,957	40,526
Cash collateral paid	149	317
Other deposits related to financing	4	133
Loan granted to Everything Everywhere	-	224
Other financial assets at fair value, excluding derivatives	142	724
Cash equivalents	6,229	6,733
Cash	933	1,328
Assets included in the calculation of net financial debt (b)	8,117	10,291
Effective portion of cash flow hedges	(270)	(56)
Effective portion of net investment hedges	(53)	(121)
Components of equity included in the calculation of net financial debt (c)	(323)	(177)
External net financial debt (a)-(b)+(c)	31,177	30,890

8.3

Main debt issues and redemptions

During the first half-year of 2012, France Telecom S.A. issued the following bonds:

-

in January 2012, 900 million US dollars maturing on January 2042 and bearing interest at 5.375% (4.86% after swap in euros);

-

in January 2012, 7.5 billion Japanese yens maturing on January 2019 and bearing interest at 1.416% (3.27% after swap in euros);

-

in June 2012, 1 billion euros maturing on June 2022 and bearing interest at 3%.

In addition, during the first half-year of 2012, France Telecom S.A. redeemed at maturity the following bonds:

-

in January 2012, 590 million euros bearing interest at 4.625%;

-

in February 2012, 809 million euros bearing interest at 4.375%;

-

in March 2012, 250 million pounds sterling bearing interest at 6%;

-

in April 2012, 400 million Swiss francs bearing interest at 2.75%;

-

in May 2012, 250 million pounds sterling bearing interest at 5.5%.

On June 13, 2012, the conversion ratio of TDIRA in new France Telecom shares was adjusted in accordance with the issue agreement. The ratio is now 540.0023 shares for one TDIRA for the Bank Tranche (i.e. conversion price of 26.111 euros) and 435.1607 shares for one TDIRA for the Supplier Tranche (i.e. conversion price of 32.402 euros).

8.4

France Telecom-Orange's debt ratings

At June 30, 2012, France Telecom-Orange's debt ratings are as follows:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	A-	A3	A-
Outlook	Negative	Stable	Negative
Short-term debt	A2	P2	F2

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 29

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Condensed interim consolidated financial statements    1

Fitch Ratings and Standard & Poor's have revised their outlook from stable to negative on February 24, 2012 and May 15, 2012 respectively, while confirming the rating of France Telecom-Orange at A-.

8.5

Management of covenants

France Telecom S.A. does not have any credit facilities or borrowings subject to specific covenants with regards to financial ratios.

In respect of its 2010 bank financing contract, TP Group must comply with the following ratio: a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its bank financing contracts, ECMS must comply with the following ratio: a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

In respect of ECMS bond financing contract signed in 2010, an early depreciation is mandatory in case a local rating agency downgrades the bond issue under BBB-.

At June 30, 2012, these covenants are met.

NOTE 9     Equity

At June 30, 2012, based on the number of issued shares at that date, France Telecom S.A.'s share capital amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French government owned 26.94% of France Telecom S.A.'s share capital and 27.13% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d'Investissement.

9.1

Changes in share capital

No new shares were issued during the first half of 2012.

During the six months ended June 30, 2012, the weighted average number of ordinary shares outstanding was 2,633,047,324 and the weighted average number of ordinary and dilutive shares outstanding was 2,711,101,269.

9.2

Treasury shares

As authorized by the Shareholders' Meeting of June 5, 2012, the Board of Directors instituted a new share buyback program (the 2012 Buyback Program) and cancelled the unused portion of the 2011 Buyback Program, with immediate effect. The 2012 Buyback Program is described in the France Telecom registration document filed with the French Securities Regulator (AMF) on March 29, 2012.

The only shares bought back by France Telecom-Orange during the first half of 2012 were shares bought back as part of the liquidity contract.

At June 30, 2012, France Telecom-Orange held 18,401,384 of its own shares (including 3,050,000 shares as part of the liquidity contract), compared with 15,456,045 at December 31, 2011 (of which 101,868 shares as part of the liquidity contract). Purchases and sales of treasury shares are recorded under changes in equity, on the date on which ownership is transferred (value date).

9.3

Dividends

The France Telecom-Orange Shareholders' meeting held on June 5, 2012 approved the payment of a dividend of 1.40 euros per share in respect of 2011. After payment of the interim dividend of 0.60 euro per share on September 8, 2011 for a total of 1,585 million euros, the balance of the dividend amounting to 0.80 euro per share was paid on June 13, 2012. The total amount paid out was 2,104 million euros.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 30

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Condensed interim consolidated financial statements    1

9.4

Non-controlling interests

(in millions of euros)	June 30, 2012	December 31, 2011
Debit part of equity attributable to non-controlling interests (a)	1,923	2,250
o/ w TP Group	1,022	1,186
o/ w Sonatel Group	439	513
o/ w Mobistar Group	131	191
Credit part of equity attributable to non-controlling interests (b)	(271)	(231)
o/ w Telkom Kenya	(252)	(218)
Total Equity attributable to non-controlling interests (a+b)	1,652	2,019

The cumulative results for Telkom Kenya Ltd result in negative balance of (252) million euros in non-controlling interests. As at June 30, 2012, Telkom Kenya Ltd was financed as follows: 413 million euros from the France Telecom-Orange Group, which owns 40% of Telkom Kenya Ltd, and 42 million euros from non-controlling interests.

(in millions of euros)	June 30, 2012	June 30, 2011
Dividends paid to minority shareholders	565	688
o/ w TP Group	231	255
o/ w Sonatel Group	157	159
o/ w Mobistar Group	104	122
o/ w Egypt	0	95
o/ w Jordania	48	48

9.5

Cumulative translation adjustment

(in millions of euros)	June 30, 2012	June 30, 2011
Gain (loss) recognized in other comprehensive income during the period	506	(617)
Reclassification to net income for the period	(167)	1
Total transaction adjustments for continuing operations	339	(616)

The change in translation differences recognized in other comprehensive income includes:

-

in the first half of 2012, an increase of 229 million euros due to appreciation in the pound sterling and of 190 million euros due to appreciation in the Polish zloty.

-

in the first half of 2011, a decrease of (301) million euros due to depreciation in the pound sterling and of (206) million euros due to depreciation in the Egyptian pound.

In 2012, the reclassification of translation adjustments to net income for the period was due to the disposal of Swiss entities (see Note 2).

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 31

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Condensed interim consolidated financial statements    1

NOTE 10   Litigation and unrecognized contractual commitments

10.1

Litigation

As of June 30, 2012, the provisions for all the litigations in which the Group is involved amounted to 598 million euros compared with 994 million euros at December 31, 2011. This change was mainly due to the payment of 550 millions euros (entirely accounted for at December 31, 2011) made in January 2012 as part of the settlement of the DPTG litigation.

As a rule, France Telecom-Orange does not provide any detail regarding provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position. Similarly, the settlement of certain disputes may be covered by confidentiality provisions, in particular in case of a transaction.

In light of the foregoing, this note describes any new proceedings and any developments in existing litigations that have occurred since the publication of the consolidated financial statements for the year ended December 31, 2011, that may have or that have had a significant effect on the financial situation or the profitability of the Group.

State aid

•

As part of the proceedings launched by the European Commission in May 2008 on the financing of the retirement pensions for civil servants working for France Telecom S.A., the French government filed on March 2, 2012 an appeal against the Commission’s decision dated December 20, 2011 imposing on France Telecom S.A. the payment of contributions linked to so-called “non common risks” (in particular unemployment risk) once the one-time special contribution of 5.7 billion euros made by France Telecom in 1997 is fully used according to a methodology adopted by the Commission. France Telecom S.A. also intends to file an appeal when it is notified of the Commission’s decision. However, appeals are not suspensive.

According to the Group’s calculations, the methodology adopted by the Commission leads to the full use of the exceptional contribution as of January 16, 2012, a date from which France Telecom S.A. would be, in accordance with the Commission’s decision, liable to the new contributions on a monthly basis. Therefore, France Telecom S.A. opened an escrow account on which are paid each month the additional contributions claimed by the Commission. The escrow agreement provides that the sums in principal and accumulated interests on the escrow account will be automatically recovered by France Telecom S.A. or paid to the French State at the end of the dispute, depending on its outcome. The Group believes that this solution allows a full implementation of the Commission’s decision as it deprives it from effectively enjoying the sums considered as incompatible State aid. On the other hand, the French government believes that compliance with the Commission’s decision requires the amendment of the Act of July 2, 1990 on the organization of public postal and telecommunications services, to include non common risks in the retirement contributions to be paid by France Telecom S.A. with respect to its civil servants. The Bill adopted at first reading by the National Assembly on July 19, 2012 provides that this evolution will retroactively apply to the contributions due with respect to compensation paid in 2012. As a consequence, the Group decided to fully account for the 58 million euros paid to the escrow account at June 30, 2012.

France Telecom-Orange is not, at this stage, in a position to predict how these proceedings will evolve.

 Broadband and fixed-line

•

On April 5, 2012, the French Competition Authority notified to France Telecom-Orange a statement of objections as part of the proceedings launched following two complaints from Free regarding the rolling out of optic fiber networks in France. The Authority’s reporting judge charged France Telecom S.A. on the ground of abuse of dominant position with two anticompetitive practices, namely (i) refusing to the other operators the access to its civil engineering facilities, and then imposing restrictive conditions for such access, and (ii) discriminating against the other operators. France Telecom-Orange is not, at this stage, in a position to predict the outcome of these proceedings.

•

On April 16, 2012, TP S.A. was notified by the Commercial Court of Warsaw of a motion filed by Netia, a Polish alternative operator, in order to reach a settlement agreement on an amount of damages. The motion relies on the European Commission’s decision of June 22, 2011 condemning TP S.A. for abuse of dominant position on the broadband access wholesale market in Poland. At the hearing before the Court on May 10, 2012, TP S.A. refused the proposed settlement.

•

On April 23, 2012, the Paris Commercial Court rejected all the claims from the Numericable group aimed at compensating the damages resulting from an alleged de facto termination of the agreements signed with France Telecom-Orange giving it the right to use, for its  cable networks, France Telecom-Orange’s civil engineering facilities. The Court noted that the agreements were neither formally nor de facto terminated, and therefore refused to uphold the claim. Numericable, which claimed nearly 2.6 billion euros in damages, appealed this decision.

•

On April 24, 2012, SFR brought an action against France Telecom S.A. before the Paris Commercial Court regarding its offers aiming at the second home market. SFR claimed that France Telecom-Orange’s wholesale offers to operators for fixed line or broadband access do not allow it to be competitive on the retail markets aimed at second homes. SFR thus protests against allegedly predatory prices and price squeezing practices and claims a prejudice of 218 million euros. France Telecom-Orange believes that SFR claims are totally unfounded.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 32

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Condensed interim consolidated financial statements    1

Mobile

•

On May 2, 2012, Telecom Egypt (TE) increased its counterclaim against Mobinil in the arbitral procedure over the implementation by TE of the terms of the interconnection agreement signed between the two companies, from 4.4 billion Egyptian pounds to 10.6 billion Egyptian pounds (1.4 billion euros).

•

As part of the investigation by the French Competition Authority on the French (metropolitan area) mobile telephony market, based on a collective dominance between Orange France and SFR, two reports were notified to Orange France on April 18, 2012 and April 26, 2012, respectively, by the Competition Authority’s reporting judge. In these reports, both the price squeezing practice and the price discrimination practice already notified to Orange France and SFR were upheld. Orange France responded to these reports in June 2012. The decision of the Competition Authority could be issued in the third quarter 2012.

•

On May 15, 2012, the Paris Court of Appeal rejected the appeals and recourses made by France Telecom-Orange against the orders authorizing the search and seizures operations carried out by the Competition Authority in the Group’s premises on December 9, 2010, and against the conditions in which these operations took place. These operations followed complaints filed by Bouygues Telecom and then SFR objecting to anticompetitive practices on the B-to-B market for fixed-line and mobile services. An appeal was lodged before the French Supreme Court. To France Telecom-Orange’s knowledge, the Competition Authority has not yet started to investigate the merits of the case.

•

Following the decision of the French Supreme Court of January 31, 2012, the Paris Commercial Court suspended on May 21, 2012 the examination of the claims made by Digicel and Outremer Telecom until the decision of the Court of Appeal in the parallel procedure initiated by the Competition Authority. The Court of Appeal is called to examine again the practices of Orange Caraïbe and France Telecom-Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana.

•

On May 30, 2012, The French Supreme Court rejected the appeal made by Orange France against the decision of the Paris Court of Appeal dated June 30, 2011, which had upheld the Competition Council’s decision of November 30, 2005 condemning Orange France, SFR and Bouygues Telecom for engaging in concerted practices on the mobile telephony market. This decision brought the case to a final end and had no impact on the Group’s financial statements.

Other proceedings

Civil and commercial proceedings, arbitration

•

On April 23, 2012, the German Supreme Court refused to examine the appeal lodged by Millenium against the decision of the Schleswig Court of Appeal rejecting its claim based on the losses suffered as a result of so-called de facto domination of MobilCom by France Telecom-Orange. This decision put an end to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project.

•

On April 19, 2012, the High Court of Justice of the Basque Country granted exequatur to the ICC arbitral award issued on July 6, 2010 ordering Euskaltel to pay 222 million euros in damages to France Telecom-Orange for breach of non-competition commitments made by Euskaltel in 2005 when France Telecom-Orange purchased the mobile operator Auna.

•

On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, confirmed the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice valued at a minimum of 376 million euros, allegedly resulting from France Telecom S.A.’s refusal to deliver them without charge its directory database, together with daily updates. The Court had to determine whether France Telecom S.A.’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress, and if so, for what amount. The Court held that the claimants could not characterize any prejudice as they had unlawfully downloaded France Telecom S.A.’s data during the full considered period.

Administrative litigation

•

On March 20, 2012, the SNCF filed a brief before the Paris Administrative Court of Appeal in support of its claim that France Telecom should compensate it for the use of SNCF railway infrastructure between 1992 and the end of 1996. The reopening of the procedure before the Administrative Court of Appeal resulted from the decision of the French Administrative Supreme Court (Conseil d’Etat) of April 15, 2011 admitting SNCF’s standing and led the Group to reassess the risk in this litigation.

Criminal proceedings

•

As part of the judicial investigation opened in 2010 following the social crisis experienced by the Group in 2008 and 2009, France Telecom S.A. was charged on July 6, 2012 with moral harassment and obstruction of employee consultation processes. Should the case be referred to the criminal court at the end of the investigation, the maximum penalty provided for by the French criminal code for the most serious infraction (moral harassment) is 75,000 euros for a corporation. In addition, should France Telecom S.A. be found guilty by the Court, the Group could face individual civil actions from employees or their families seeking damages for the prejudice they suffered.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 33

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Condensed interim consolidated financial statements    1

Apart from the proceedings mentioned above and the disputes relating to tax audits as described in note 7, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which France Telecom-Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2011, which have had over the period or which may have a material impact on the Company or the Group’s financial position or profitability.

10.2

Unrecognized contractual commitments

Other than the commitments presented in Note 2 and the settlement for 4G frequencies in France, no event occurring in the first half 2012 produced a material effect on the unrecognized contractual commitments described in the consolidated financial statements for 2011.

NOTE 11   Related party transactions

During the first six months of 2012, Everything Everywhere proceeds to the reimbursement of the loan granted by the Group for 222 million euros. No other transactions with related parties took place which materially affected the Group’s financial position.

NOTE 12   Subsequent events

France Telecom S.A.: distribution of an interim dividend

The Board of Directors held on July 25, 2012 decided the distribution of an interim dividend amounting to 0.58 euro per share. This interim dividend will be paid on September 12, 2012. The estimated payment amounts to 1.54 billion euros based on the number of ordinary shares outstanding as at June 30, 2012.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 34

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Interim management report for the first half 2012   2

2.  Management report for the first half of 2012

2.1

OVERVIEW

36

2.1.1

Financial data and workforce information

36

2.1.2

Summary of results for the first half of 2012

37

2.1.3

Impact of regulatory rate changes

38

2.1.4

Significant events

38

2.1.5

Economic and political risks in sensitive areas

42

2.1.6

Information on trends and the main risks and uncertainties

42

2.2

ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

42

2.2.1

From Group revenues to Reported EBITDA

42

2.2.2

From Group Reported EBITDA to operating income

46

2.2.3

From Group operating income to net income

47

2.2.4

From Group net income to comprehensive income

48

2.2.5

Group capital expenditures

48

2.3

ANALYSIS BY OPERATING SEGMENT

50

2.3.1

France

54

2.3.2

Spain

56

2.3.3

Poland

57

2.3.4

Rest of the World

59

2.3.5

Enterprise

62

2.3.6

International Carriers & Shared Services

64

2.3.7

Additional information on the activities of Everything Everywhere

65

2.4

CASH AND FINANCIAL DEBT

66

2.4.1

Liquidity and cash flows

66

2.4.2

Financial debt

66

2.5

ADDITIONAL INFORMATION

68

2.5.1

Transition from data on a historical basis to data on a comparable basis

68

2.5.2

Additional information by operating segment

70

2.5.3

Litigation and unrecognized contractual commitments

74

2.5.4

Related party transactions

74

2.5.5

Subsequent events

74

2.5.6

Financial aggregates not defined by IFRS

74

2.5.7

Financial glossary

77

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 35

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Interim management report for the first half of 2012   2

This section contains forward-looking statements about France Telecom-Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most important risks are presented in Section 4 Risk factors of the 2011 Registration Document. See also the information provided under the heading Forward-looking information at the beginning of the 2011 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) (see Note 1 to the consolidated financial statements). The statutory auditors conducted a limited review of these financial statements.

The operating segments are described in Section 2.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see Section 2.5.7 Financial glossary) for the first half of 2011 is described in Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

2.1    OVERVIEW

This section sets out, for the France Telecom-Orange group, i) financial data and workforce information, ii) a summary of results for the first half of 2012, iii) the effect of changes in prices due to regulations and iv) significant events.

Operating income before depreciation and amortization, impairment losses and share of profits (losses) of associates (Reported EBITDA), restated EBITDA and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA, restated EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.1.1    Financial data and workforce information

Operating data

Half-years ended June 30
	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	21,843	22,275	22,569	(1.9)%	(3.2)%
Reported EBITDA (2)	6,820	7,381	7,681	(7.6)%	(11.2)%
Reported EBITDA/Revenues	31.2%	33.1%	34.0%
Operating income	3,488	3,962	4,174	(11.9)%	(16.4)%
Operating income/Revenues	16.0%	17.8%	18.5%
CAPEX (2)	2,460	2,435	2,469	1.0%	(0.4)%
CAPEX/Revenues	11.3%	10.9%	10.9%
Telecommunication licenses	915	131	131	ns	ns
Investments financed through finance leases	20	143	143	(86.3)%	(86.3)%
Average number of employees (full-time equivalents) (3)	165,034	165,761	165,330	(0.4)%	(0.2)%
Number of employees (active employees at end of period) (3)	170,338	170,826	169,849	(0.3)%	0.3%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

(3)  See Section 2.5.7 Financial glossary.

Restated operating data

Half-years ended June 30
	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Restated EBITDA (2)	7,004	7,509	7,613	(6.7)%	(8.0)%
Restated EBITDA/Revenues	32.1%	33.7%	33.7%
Restated EBITDA - CAPEX (2)	4,544	5,074	5,144	(10.4)%	(11.7)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 36

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Interim management report for the first half of 2012   2

Net income

Half-years ended June 30
	2012	2011
(in millions of euros)		data on a historical basis
Operating income	3,488	4,174
Finance costs, net	(697)	(941)
Income tax	(882)	(1,138)
Consolidated net income after tax	1,909	2,095
Net income attributable to owners of the parent company	1,738	1,945
Net income attributable to non-controlling interests	171	150

Net financial debt

Periods ended
	June 30, 2012	Dec. 31, 2011	Dec. 31, 2011	June 30, 2011
(in millions of euros)		restated (2)	data on a historical basis	data on a historical basis
Net financial debt (1)	31,177	32,331	30,890	30,285

(1)  See Section 2.5.7 Financial glossary and Note 8 to the consolidated financial statements.

(2)  As of December 31, 2011, net financial debt included i) the payment for the acquisition of the 4G mobile license in the 800 MHz band in France (on January 19, 2012, see Section 2.1.4 Significant events) in the amount of 891 million euros, and ii) the payment arising from the dispute opposing DPTG and TP S.A. in Poland (on January 13, 2012, see Section 2.1.4 Significant events) in the amount of 550 million euros.

For further information on the risks relating to the France Telecom-Orange group’s financial debt, see Section 4.1 Operating risks of the 2011 Registration Document.

2.1.2    Summary of results for the first half of 2012

Revenues amounted to 21,843 million euros in the first half of 2012, remaining stable in relation to the first half of 2011 (a very slight decrease of 0.1%), and continuing the trend seen in the first quarter results, on a comparable basis and excluding the effect of regulatory tariff cuts:

•

in France revenues were marginally down at 2.0% year-on-year. The success of the Sosh brand (367,000 customers at June 30, 2012), the Open offering (2.1 million customers at June 30, 2012) and the new Origami offering enabled Orange to stabilize its share of the mobile market, estimated at 38.1% at June 30, 2012, following 38.3% at March 31, 2012. The net customer loss in the April-June period was a quarter of that seen in the first three months, at -155,000 customers, with a return to growth in the number of contract consumer customers in June (an additional 27,000 customers). In addition, the national roaming contract signed with the new entrant partially offset the fall in revenues from the consumer mobile market;

•

Spain continued its steady growth (with an increase of 4.8% in revenues year-on-year), driven by growth in fixed broadband services and the rapid development of Internet browsing on mobile telephones;

•

Poland saw a decrease of 1.1% in revenues year-on-year, while revenues in other European countries remained stable;

•

Africa and the Middle East confirmed the improvement registered in the first half of 2012, with revenues up by 6.2% year-on-year; and

•

the Enterprise operating segment limited the erosion of its sales with revenues down 2.6% between the two periods.

Restated EBITDA (see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary) amounted to 7,004 million euros in the first half of 2012, resulting in the ratio of restated EBITDA to revenues being only -1.6 points down on a comparable basis compared with the first half of 2011, due to the control of commercial costs and the results achieved by the Chrysalid plan.

CAPEX (see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary) amounted to 2,460 million euros in the first half of 2012 and was up 1.0% on a comparable basis compared with the first half of 2011, giving a CAPEX to revenues ratio of 11.3%. Investments in high capacity broadband accelerated for both the fixed (FTTH) and mobile (4G) segments.

Consolidated net income after tax amounted to 1,909 million euros in the first half of 2012, compared with 2,095 million euros in the first half of 2011.

The "restated EBITDA-CAPEX" indicator was 4,544 million euros in the first half of 2012.

Net financial debt (see Section 2.5.7 Financial glossary) totaled 31,177 million euros at June 30, 2012, a decrease of 1,154 million euros compared with restated net financial debt at December 31, 2011. The restated ratio of net financial debt to EBITDA was 2.11 at June 30, 2012.

The dividend distribution policy is expected to be in the range of 40-45% of the "restated EBITDA-CAPEX" indicator. The Board of Directors decided, on July 25, 2012, to distribute an interim ordinary dividend for the current year, based on results from the first half of 2012. This interim payment will be for 0.58 euros per share, (being 0.60 euros less the additional contribution of 3% on distributed dividends), and will be paid on September 12, 2012. The ex-dividend date for the interim dividend is set for September 7, 2012, in the morning.

FIRST HALF 2012 FINANCIAL REPORT / FRANCE TELECOM 37

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Interim management report for the first half of 2012   2

2.1.3    Impact of regulatory rate changes

The regulations governing the operations of the France Telecom-Orange group are described in Section 6.6 European regulations of the 2011 Registration Document.

The effect of cuts to call termination and roaming rates between June 30, 2011 and June 30, 2012 was particularly significant in a number of countries, notably France, Spain, Poland and Belgium. In the first half of 2012, cuts in regulated prices weighed on mobile and fixed-line telephony revenues in the amount of more than 400 million euros and Reported EBITDA in the amount of almost 110 million euros.

For further information on the risks relating to regulations, see Section 4.2 Legal risks of the 2011 Registration Document.

2.1.4    Significant events

In the first half of 2012, the Group continued to operate in a depressed macroeconomic environment in some European countries, characterized by muted growth (particularly in France) or recession (as in Spain), with the financial and economic crises having an impact on consumer behavior in Europe. Moreover, the prevailing environment is also characterized by significant regulatory pressure, an increasing tax burden and the impact of political crises in the Middle East and Africa (notably Egypt). The environment has also recently been marked by an intensification of competitive pressure, particularly in France, with the arrival of a fourth mobile operator, and Poland.

The Group has addressed this situation by working on its commercial offerings, notably in France, Poland and Belgium. In Spain, Orange launched amena.com, a new fully online mobile service, in June 2012. Designed for customers who prefer to manage their mobile over the Internet, amena.com offers cut-price “all inclusive” deals, with unlimited calls and no commitment. In Poland, TP S.A. adopted the Orange brand for its Internet and fixed-line services in early 2012. In addition, the Group is pressing ahead with its operational efficiency and cost-control program (with progress on the Chrysalid plan), the sharing of networks and the pooling of activities with other operators.

Arrival of a fourth mobile operator in France

Starting in 2011, Orange began preparing for the arrival of a fourth mobile operator in France (Free Mobile, which began commercial operations in January 2012), both by adapting its consumer offers (launch of the new Sosh brand, success of the Open quadruple-play offers, fine-tuning of offers, simplification of plans, etc.) and by signing a national 2G and 3G mobile roaming agreement with the new operator.

Launch of Sosh

In October 2011, the Group launched the commercial operations of Sosh, its new 100% digital, community-based, progressive and flexible brand. Sosh is designed to meet the specific needs of 18-35 year olds who are highly active on the Internet and social media networks, with three non-contract cut-price plans.

The content and pricing of Sosh’s offers were adjusted within 48 hours of the arrival of the fourth operator on January 12, 2012. Sosh had 367,000 customers as of June 30, 2012, a gain of 338,000 customers since December 31, 2011.

Success of the Open quadruple-play offers

Launched in August 2010, the Open quadruple play offers have confirmed their success to date in 2012, with a total of 2.1 million customers as of June 30, 2012, a gain of more than 900,000 customers since December 31, 2011, thereby demonstrating the full measure of their pertinence, in terms of both acquiring new customers and promoting the loyalty of existing subscribers.

Simplification and enhancement of services and lower prices for the Origami range

In June 2012, Orange launched its new Origami range: simpler, clearer and even more attractive, with i) unlimited SMS and MMS messaging in metropolitan France, ii) shared unlimited calls included in all Origami packages in metropolitan France for four numbers, iii) attractive prices redesigned to be even more generous for voice, Internet, content and services, iv) access to the best smartphones starting at 1 euro, and iv) exclusive content services.

National 2G and 3G mobile roaming agreement with Free Mobile

In March 2011, France Telecom-Orange and Free Mobile (Iliad group) signed a national 2G and 3G mobile roaming agreement. It took effect in January 2012.

When the roaming contract was signed in March 2011, revenues related to the agreement were estimated at 1 billion euros over six years. The start of the contract with the commercial launch of Free Mobile’s offers in January 2012 prompted the Group to revise upwards its revenue projections substantially during the first half of 2012. It now expects revenues to exceed 1 billion euros over three years.

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Improved operational efficiency, with progress on the Chrysalid plan

In 2011, the Group launched Chrysalid, an operational efficiency plan running until 2015. The goal is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to controlling growth in expenditure and applying the change throughout the Group, by sharing best practices across countries. The goal is to reduce the anticipated increase in operational expenses compared with the 2010 cost base by a total of 2.5 billion euros by 2015 (of which 1.5 billion euros by 2013).

Since the beginning of the plan, in aggregate terms for the full year in 2011 and the first half of 2012, 31% of the objective of 2.5 billion euros has been achieved, i.e. a total of 780 million euros (of which 470 million euros in 2011 and 310 million euros in the first half of 2012). This amount includes both operating expenses within EBITDA (totaling 252 million euros in the first half of 2012), and CAPEX (totaling 58 million euros in the first half of 2012). In the first half of 2012, work was focused in particular on rationalizing network costs (with the sharing of the mobile access network, optimization of transmission costs and improvements to maintenance procedures), and improving customer service (increasing the effectiveness of interventions and the development of self-help tools).

Investment in networks

The roll-out of networks providing broadband and high-capacity broadband Internet access remains one of the top priorities of the France Telecom-Orange group. In France, in early 2012, the Group invested in LTE high capacity broadband mobile networks, with the acquisition of a second telecommunications license for the fourth-generation mobile network (4G) and the launch of high capacity mobile broadband services in Marseille during the first half of 2012. It also signed an agreement with Bouygues Telecom for the roll-out of fiber optic networks. Orange has announced its intention of rolling out a fiber optic network in Spain this year. In addition, the Group has now launched 3G commercial offers in 14 of the 20 African and Middle Eastern countries in which it operates.

An outage affected the Orange mobile network on July 6, 2012. This incident, which is still being analyzed, was the result of a software problem occurring on recent equipment. The related expense will be recorded under the second half of 2012.

Acquisition of 4G mobile frequencies in France

In France, France Telecom-Orange has acquired a second frequency band allocated to the high capacity mobile network (4G). Following the acquisition in 2011 of an initial 20 MHz block of duplex frequency in the 2.6 GHz band for 291 million euros, in January 2012 France Telecom-Orange obtained the right to operate in a second 10 MHz block of duplex digital-dividend frequency in the 800 MHz band, for 897 million euros (including a 6-million-euro contribution to the spectrum redevelopment fund).

Launch of high capacity mobile broadband (4G) in France

In March 2012, France Telecom-Orange announced the launch of high capacity mobile broadband in France. Orange has obtained a combination of 4G mobile frequencies (800 MHz and 2.6 GHz, see above) for LTE (Long Term Evolution) technology, enabling it to cope with the increased volumes of data exchanged over mobile networks. High capacity mobile broadband technology will enable Orange to offer its customers throughput of up to 150 megabits per second on compatible mobile devices (theoretical maximum on an LTE category 4 device), i.e. up to 10 times faster than current 3G technology.

In June 2012, Marseille became the first French city to be covered by 4G technology by Orange. By the end of 2012, Lyon and Nantes will also benefit from Orange’s 4G technology, with a further 12 cities to be added by summer 2013. The commercial launch of 4G technology offers is scheduled to take place in the coming months.

Effective immediately, Orange has tripled the speed of its 3G+ network by migrating to HSPA+ (High Speed Packet Access+ or H+) technology offering throughput of 42 megabits per second (theoretical maximum). As such, since November 2011, more than 50% of the population has been covered by this new technology, including 40 major cities. Coverage is scheduled to extend gradually to cover 60% of the population by the end of 2012, with the addition of new cities. This technology, previously available to corporate customers, is now available to consumers.

Partnership with Bouygues Telecom to roll out fiber optic networks in France

In January 2012, France Telecom-Orange and Bouygues Telecom signed a partnership covering the sharing of fiber optic networks (FTTH) rolled out by France Telecom-Orange across France. Under this partnership, France Telecom-Orange will provide shared access to the segment of its fiber optic networks serving buildings in high-density areas (i.e. the 148 largest municipalities as defined by ARCEP, the French regulator) to Bouygues Telecom. This partnership could potentially cover up to 1.7 million homes.

In January 2012, France Telecom-Orange and Bouygues Telecom also concluded a partnership agreement to share the terminal part of fiber optic networks rolled out by France Telecom-Orange outside highly densely populated areas. This offer means that Bouygues Telecom will have access to up to 8.9 million homes. For France Telecom, this partnership rounds out existing agreements signed in the second half of 2011 with Free (Iliad Group) and SFR (Vivendi).

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Roll-out of a fiber optic network in Spain

In Spain, Orange announced in June 2012 its intention of rolling out a fiber optic network for domestic use (FTTH). During the initial phase, over the coming four years, Orange will invest approximately 300 million euros to roll out the new network, with the aim of connecting nearly 1.5 million homes and businesses located in Spain’s major cities. The first customers will be able to benefit from the fiber optic network as of the final quarter of 2012.

Content strategy

Change in Orange’s sports television offers and confirmation of Orange’s content distributor and aggregator strategy

In 2010, France Telecom-Orange decided to rebalance its strategy in audiovisual content by reinforcing its role as a distributor and aggregator of content, and seeking partners for its proprietary TV channels.

By making its core business once again central to its business strategy, France Telecom-Orange aims to use the power of its networks to distribute a rich and diverse range of content, thereby offering the best possible content on Orange TV, across all platforms (television, computer, mobile phone and tablet) and responding to new digital usage.

In this context, France Telecom-Orange and Canal+ signed a strategic partnership in November 2011 around the Orange cinema series package of TV channels. Pursuant to this partnership, Canal+ acquired a 33.3% stake in Orange cinema series in April 2012. The partnership was accompanied by commercial agreements in which both groups agree to distribute the Orange cinema series channels (see Note 2 to the consolidated financial statements).

Similarly, for Orange sport, and with the aim of preserving the quality of the offer and ensuring the professional future of teams, France Telecom-Orange has held discussions with three major partners, namely Al Jazeera, Canal+ and Media365, with the aim of building a partnership. These discussions led, in particular, to i) the subscription offer to the Al Jazeera sports channels (beIN SPORT 1 and beIN SPORT 2) for Orange TV subscribers, and ii) distribution by Orange of the planned Media365 sports news channel. In addition, discussions are still underway with Canal+ and rights holders regarding the sale of certain Orange sport rights. The Orange sport channel ceased broadcasting on June 30, 2012.

Digital economy

Launch of a venture capital fund specializing in the digital economy with the Publicis Group, in partnership with Iris Capital Management

Pursuant to the plan announced in November 2011, in March 2012 France Telecom-Orange and the Publicis Group unveiled details of their partnership with Iris Capital Management with a view to creating a leading European player in venture capital in the digital economy. France Telecom-Orange and the Publicis Group will together bring 150 million euros to the initiative. With the commitments already made by existing investors, including the European Investment Fund and CDC Entreprises (Groupe Caisse des Dépôts), total investment capacity will exceed 300 million euros.

In March 2012, France Telecom-Orange and the Publicis Group each acquired a minority stake of 24.5% in Paris-based Iris Capital Management. The managers of Iris Capital Management retained a majority 51% stake.

France Telecom-Orange’s ten commitments to the digital challenge in Europe

In March 2012, France Telecom-Orange presented its 10 commitments to key areas of the digital economy, in Brussels. These commitments cement the Group’s involvement alongside the European Commission in the implementation of the “Digital Agenda for Europe,” and its determination to promote growth and employment.

France Telecom-Orange’s ten commitments are focused on fast communications (high capacity mobile broadband, fiber optic), enriched services (cloud computing, contactless and secure mobile payments, enhanced interpersonal communication, e-health) and responsible behavior (personal data protection, development, gender equality, energy efficiency).

Full details of France Telecom-Orange’s 10 commitments to the digital challenge in Europe can be consulted at www.orange.com/en/group/Orange-and-the-European-policy.

Change in the asset portfolio

During the first half of 2012, the France Telecom-Orange group continued its international expansion strategy with a view to extending its sources of new growth, with change in the shareholders agreement relative to ECMS in Egypt and the increase in the Group’s stake in that company. At the same time, the Group completed the disposal of its Swiss operations and signed an agreement on the sale of its stake in Austria (the finalization of which is subject to regulatory approval). These two transactions embody the strategy of optimizing the Group’s asset portfolio, announced in May 2011.

Change in the shareholders agreement relative to ECMS in Egypt

In April 2012, France Telecom-Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed riders amending their May 2010 agreements. The new agreements cover the partial disposal of ECMS shares held directly and indirectly by OTMT, change in the partnership between France Telecom-Orange and OTMT and the terms of OTMT’s ultimate disposal of its stake in ECMS.

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In this context, MT Telecom SCRL, a wholly owned subsidiary of France Telecom-Orange, made a takeover bid for 100% of ECMS’s share capital in May 2012. This transaction enabled France Telecom-Orange to increase its stake in ECMS from 36.36% to 93.92%, the remaining shares being split between OTMT, which retains a 5% stake (as per the agreements), and other shareholders, representing 1.08% of share capital, who did not tender their shares to the bid.

The amount disbursed by the Group in respect of the acquisition of ECMS shares from OTMT and the free float (excluding the effect of currency hedging) was 1,489 million euros (see Notes 2 and 8 to the consolidated financial statements).

Disposal of 100% of Orange Suisse

Pursuant to the December 2011 agreement, France Telecom-Orange sold 100% of Orange Communication S.A. (Orange Suisse) in February 2012. After taking into account factors related to the transaction, the net proceeds for France Telecom-Orange totaled 1,507 million euros and 1,411 million euros after disbursements related to the unwinding of hedging positions.

The sale of Orange Suisse generated a capital gain of 92 million euros (see Note 2 to the consolidated financial statements).

Disposal of 35% of Orange Austria

In February 2012, the France Telecom-Orange group and its partner Mid Europa Partners (MEP), respectively holding 35% and 65% of the Orange Austria sub-group, signed a disposal agreement transferring their stakes to Hutchison 3G Austria.

The completion of the disposal of the Orange Austria sub-group is pending approvals from competition authorities (European Commission and Austrian Competition Authority) and the Austrian telecoms regulator, which are due to hand down their decisions by the end of 2012 or early 2013.

Litigation

Final settlement of the dispute between TP S.A. and DPTG in Poland

In January 2012, TP S.A., 50.2% owned subsidiary of France Telecom-Orange, and DPTG (Danish Polish Telecommunications Group) signed a final agreement settling the proceedings opposing the two groups arising from a 2001 dispute as to the interpretation of an agreement entered into in 1991 for the supply of components of a fiber optic transmission system, known as the North-South Link (NSL), by DPTG to the Polish Post and Telecommunications Administration, of which TP S.A. is the successor.

As a result of the settlement, in January 2012, TP S.A. paid a total amount of 550 million euros to DPTG, which, in return, waived all of its legal rights and rights of action. The entire amount was covered by a provision recognized as of December 31, 2011 (see the Consolidated statement of cash flows in the consolidated financial statements and Note 10 to the consolidated financial statements).

December 2011 decision of the European Commission requiring the payment by France Telecom S.A. of contributions for special risks (including unemployment insurance) in France

In the procedure opened by the European Commission in May 2008 on the reform of the financing of pensions for French civil servants working for France Telecom S.A., on March 2, 2012, the French state filed an action for annulment against the December 20, 2011 ruling of the European Commission requiring France Telecom S.A. to pay contributions covering special risks (including unemployment insurance) once the balance of the 5.7 billion euro paid by France Telecom S.A. in 1997 has been fully depleted, in accordance with methodology laid down by the European Commission. France Telecom S.A. also intends to file an action when the decision of the European Commission is notified. Such actions do not however suspend the ruling.

According to the Group’s calculations, the outstanding contribution would have been depleted on January 16, 2012 under the methodology laid down by the Commission, after which date France Telecom S.A. would accordingly be liable for new contributions on a monthly basis, pursuant to the Commission’s ruling.

The Group accordingly recognized, in the first half of 2012, a provision of 60 million euros in respect of labor expenses (see Note 10 to the consolidated financial statements).

Penal procedure

As part of the judicial inquiry opened in 2010 as a result of the social crisis experienced by the Group in 2008 and 2009, France Telecom S.A. was indicted on July 6, 2012 for psychological harassment and obstruction (see Note 10 to the consolidated financial statements).

Payment of dividends

The France Telecom S.A. Shareholders’ Meeting of June 5, 2012 approved the payment of a dividend of 1.40 euros per share in respect of 2011. In view of the interim dividend of 0.60 euros per share paid on September 8, 2011 for a total of 1,585 million euros, the remainder of the dividend, which totaled 0.80 euros per share, was paid on June 13, 2012 and amounted to a total of 2,104 million euros (see Note 9 to the consolidated financial statements).

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2.1.5    Economic and political risks in sensitive areas

As part of its strategy, France Telecom-Orange is exploring sources of growth in new countries and businesses. To this end, France Telecom-Orange has invested in telecommunications companies located in Eastern Europe (notably Romania), the Middle East (notably Egypt) and Africa (notably Mali and Tunisia). These regions have recently experienced political or economic instability affecting the operations and results of Group companies in these countries (see in particular Section 2.3.4 Rest of the World regarding the situation in Egypt and Romania).

In addition, during the first half of 2012, the macroeconomic situation deteriorated in Spain, with repercussions on consumer behavior (see in particular Section 2.3.2 Spain).

For further information on the risks relating to these investments as well as the other risk factors, see Section 4. Risk factors of the 2011 Registration Document.

2.1.6    Information on trends and the main risks and uncertainties

France Telecom-Orange confirms its objective of achieving a "restated EBITDA-CAPEX" indicator of close to 8 billion euros during 2012, including the impact of approximately 120 million euros in respect of civil servant pensions, and repeats its aim to return to a restated net financial debt to EBITDA ratio of 2 in the medium term, thereby ensuring the Group's financial soundness in all circumstances.

The outlook for 2013 will be published with the results of the third quarter of 2012.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most important risks are presented in Section 4 Risk factors of the 2011 Registration Document (see also the disclosures under the heading Forward-looking information at the beginning of the 2011 Reference Document). At the time of publication of this report, this description was valid for the assessment of the main risks and uncertainties of the second half of 2012, in particular the description of the risks related to change in the economic environment, liquidity risk, the risk of asset impairment, and litigation risks arising from decisions in respect of legal proceedings expected during the second half of the year.

2.2    ANALYSIS OF THE GROUP’S INCOME STATEMENT AND CAPITAL EXPENDITURES

This section sets out, for the France Telecom-Orange group, i) the transition from revenues to Reported EBITDA, ii) the transition from Reported EBITDA to operating income, iii) the transition from operating income to net income, iv) the transition from net income to comprehensive income, and v) capital expenditures.

Operating income before depreciation and amortization, impairment losses and share of profits (losses) of associates (Reported EBITDA) and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.2.1    From Group revenues to Reported EBITDA

Half-years ended June 30
	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	21,843	22,275	22,569	(1.9)%	(3.2)%
External purchases (2)	(9,486)	(9,486)	(9,640)	0.0%	(1.6)%
Other operating income and expense (2)	(780)	(880)	(901)	(11.4)%	(13.4)%
Labor expenses (2)	(4,848)	(4,498)	(4,514)	7.8%	7.4%
Gains (losses) on disposal of businesses and assets	102	8	205	ns	(50.3)%
Restructuring cost and similar items	(11)	(38)	(38)	(69.7)%	(69.9)%
Reported EBITDA	6,820	7,381	7,681	(7.6)%	(11.2)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.5.7 Financial glossary.

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2.2.1.1   Revenues

Change in revenues

Half-years ended June 30
REVENUES (2)	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	10,826	11,332	11,305	(4.5)%	(4.2)%
Spain	1,988	1,942	1,943	2.4%	2.3%
Poland	1,694	1,734	1,902	(2.3)%	(11.0)%
Rest of the World	4,144	4,078	4,281	1.6%	(3.2)%
Enterprise	3,489	3,582	3,548	(2.6)%	(1.7)%
International Carriers & Shared Services	817	764	774	6.9%	5.5%
Eliminations	(1,115)	(1,157)	(1,184)
Group total	21,843	22,275	22,569	(1.9)%	(3.2)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 3 to the consolidated financial statements.

The revenues of the France Telecom-Orange group totaled 21,843 million euros in the first half of 2012, down 3.2% on a historical basis and 1.9% on a comparable basis compared with the first half of 2011.

On a historical basis, the decline of 3.2% or 726 million euros in Group revenues between the first half of 2011 and the first half of 2012 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 287 million euros and mainly includes the impact of the disposal of Orange Suisse on February 29, 2012 for 303 million euros, ii) the negative impact of foreign exchange fluctuations, which was 7 million euros, and iii) organic change on a comparable basis, i.e. a decline of 432 million euros in Group revenues.

On a comparable basis, the decline of 1.9% or 432 million euros in Group revenues between first half of 2011 and first half of 2012 was largely attributable to the negative impact of regulatory tariff cuts (403 million euros), particularly in France, Spain, Poland and Belgium:

•

the change in revenues in France (down 4.5% or 506 million euros) was attributable mainly to the negative impact of regulatory tariff cuts and, to a lesser extent, the decline in traditional telephone services (subscriptions and calling services). However, the strategy of segmented offers (Open and Origami ranges for Orange, and the Sosh brand), the growing use of smartphones, the national roaming agreement signed with the fourth mobile operator and the increases in the number of customers and fixed broadband services helped offset some of these negative impacts in the first half of 2012. Between the first half of 2011 and the first half of 2012, revenues from mobile activities in France were down 1.1% (but up 3.9% restated for the impact of regulatory tariff cuts), despite the intensification of competitive pressure, especially with the arrival of a fourth mobile operator;

•

in Spain, Group revenues were favorably decorrelated from change in Gross Domestic Product (GDP) and the telecommunications market, with growth of 2.4% or 46 million euros between the two periods. Continuing the gradual growth seen over a number of half-year periods, revenues are now being driven by growth in both mobile services and fixed-line activities, despite the negative impact of regulatory tariff cuts. Revenues from mobile services in Spain notably grew by 1.0% (3.9% excluding the effect of regulatory tariff cuts) between the first half of 2011 and the first half of 2012;

•

the decline in revenues in Poland (down 2.3% or 40 million euros) was in large part attributable to the negative impact of regulatory tariff cuts, the fall-off in traditional telephone services (subscriptions and calling services), as well as, to a lesser extent, heightened competitive pressure. Revenues from mobile services in Poland edged down by 0.3% (but grew by 2.0% excluding the impact of regulatory tariff cuts) between the first half of 2011 and the first half of 2012;

•

revenues from the Rest of the World grew by 1.6% or 66 million euros between the two periods. The increase was attributable to growth in revenues in Africa and the Middle East, with a sharp rebound in Ivory Coast (after the political events that shook the country in the first half of 2011) and good performances overall in the African countries (notably Guinea, Cameroon and Senegal). In contrast, the deterioration in revenues in Europe was the result of the negative impact of regulatory tariff cuts (mainly in Belgium, Romania and Slovakia), and, to a lesser extent, unfavorable business trends in Slovakia;

•

Enterprise revenues were down 2.6% or 93 million euros between the first half of 2011 and the first half of 2012. The Enterprise business continues to be affected by the downward trend in legacy networks, which was nevertheless largely offset by an increase in services for growing networks and the solid performance of mature networks.

•

finally, revenues from International Carriers & Shared Services grew by 6.9% or 53 million euros between the two periods, thanks to an increase in international roaming revenues stemming from increased traffic.

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Change in the number of customers

Half-years ended June 30,
CUSTOMERS (2)	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions, at end of period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of mobile customers (3)	165,7	156,0	157,5	6.2%	5.2%
Number of contract customers	54,3	51,5	52,5	5.3%	3.4%
Number of prepaid customers	111,4	104,5	105,1	6.7%	6.1%
Number of fixed-line telephony customers	43,7	44,7	44,7	(2.2)%	(2.2)%
Number of Internet customers	14,9	14,3	14,3	4.0%	3.9%
of which number of broadband Internet customers	14,7	14,0	14,0	4.7%	4.6%
Group total (3)	224,2	214,9	216,5	4.3%	3.6%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  The number of France Telecom-Orange group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method.

(3)  Excluding customers of mobile virtual network operators (MVNOs).

2.2.1.2   Reported EBITDA and restated EBITDA

Operating income before depreciation and amortization, impairment losses and share of profits (losses) of associates (Reported EBITDA) and restated EBITDA are not financial aggregates defined by IFRS. For further information on the calculation of Reported EBITDA and restated EBITDA and the reasons France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

In the first half of 2012, the France Telecom-Orange group’s Reported EBITDA amounted to 6,820 million euros, down 11.2% on a historical basis and 7.6% on a comparable basis compared with the first half of 2011. The ratio of Reported EBITDA to revenues was 31.2% in the first half of 2012, down 2.8 points compared with the first half of 2011 on a historical basis and 1.9 points on a comparable basis.

On a historical basis, the decline of 11.2% or 861 million euros in Group Reported EBITDA between the first half of 2011 and the first half of 2012 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 292 million euros and mainly includes the impact of disposals, namely of TP Emitel on June 22, 2011 for 219 million euros and Orange Suisse on February 29, 2012 for 77 million euros, ii) the negative impact of foreign exchange fluctuations, which was 8 million euros, and iii) organic change on a comparable basis, i.e. a decline of 561 million euros in Reported EBITDA.

On a comparable basis, Group Reported EBITDA fell by 7.6% or 561 million euros between the first half of 2011 and the first half of 2012. The change is set out in the following table.

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CHANGE IN REPORTED EBITDA	Half-years ended June 30
(in millions of euros)
Reported EBITDA for the first half of 2011 (data on a historical basis)	7,681
Foreign exchange fluctuations (1)	(8)
Changes in the scope of consolidation and other changes (1)	(292)
Reported EBITDA for the first half of 2011 (data on a comparable basis) (1)	7,381
Increase (decrease) in revenues	(432)
Effect of the fall in regulated prices	(403)
Other	(29)
Decrease (increase) in external purchases	-
Decrease (increase) in commercial expenses and content rights costs	47
Decrease (increase) in service fees and inter-operator costs	107
Effect of the fall in regulated prices	294
Other	(187)
Decrease (increase) in other network expenses and IT expenses	(65)
Decrease (increase) in other external purchases	(89)
Decrease (increase) in other operating expense (net of other operating income)	100
Provision for compensation to be paid to OTMT for the transfer to France Telecom of the service contract between OTMT and ECMS (2)	(116)
Provision covering the European Commission fine imposed on TP S.A. in Poland (3)	115
Net proceeds from various litigation	44
Other	57
Decrease (increase) in labor expenses	(350)
Change in the provision covering the “Part-Time for Seniors” plan	(165)
Provision relating to contributions for special risks for civil servants (2)	(60)
Expense for the award of stock under the “Partageons” free share award scheme under the Conquests 2015 plan	(26)
Other	(99)
Increase (decrease) in gains (losses) on disposal of businesses and assets	94
Gain on disposal of Orange Suisse (2)	92
Other	2
Decrease (increase) in restructuring costs and similar items	27
Reported EBITDA for the first half of 2012	6,820
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.1.4 Significant events. (3) Item in the first half of 2011

The France Telecom-Orange group’s Reported EBITDA includes:

•

in the first half of 2012, in the negative amount of 184 million euros:

•

a charge of 178 million euros relative to the "Part-Time for Seniors" plan in France (see Note 5 to the consolidated financial statements);

•

a provision of 116 million euros (including registration rights) corresponding to the compensation of 110 million euros due to OTMT subsequent to June 30, 2012 for the transfer to France Telecom-Orange of the service contract between OTMT and ECMS (see Section 2.1.4 Significant events and Note 2 to the consolidated financial statements);

•

a charge of 26 million euros relative to the “Partageons” free share award scheme and the Conquests 2015 plan;

•

a gain on disposal of 92 million euros relative to the disposal of Orange Suisse (see Section 2.1.4 Significant events and Note 2 to the consolidated financial statements);

•

net proceeds from various litigation in the amount of 44 million euros; and

•

in the first half of 2011, for a total positive amount of 68 million euros on a historical basis (and a negative amount of 128 million euros on a comparable basis):

•

an additional provision of 115 million euros covering the fine imposed by the European Commission against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland;

•

an expense of 13 million euros relative to the "Part-Time for Seniors" plan in France; and

•

a gain on disposal of 197 million euros on a historical basis (zero on a comparable basis, see section 2.5.1 Transition from data on a historical basis to data on a comparable basis) relating to the disposal by TP S.A. of its subsidiary TP Emitel.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

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Half-years ended June 30
Reported EBITDA and restated EBITDA	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA (a)	6,820	7,381	7,681	(7.6)%	(11.2)%
As % of revenues	31.2%	33.1%	34.0%
Charge in respect of the “Part-Time for Seniors” plan in France	(178)	(13)	(13)
Provision relative to the compensation due to OTMT for the transfer to France Telecom of the service contract between OTMT and ECMS (2)	(116)	-	-
Expense for the award of stock under the “Partageons” free share award scheme under the Conquests 2015 plan	(26)	-	-
Gain on disposal of Orange Suisse (2)	92	-	-
Net proceeds from various litigation	44	-	-
Provision relative to the European Commission fine against TP S.A. in Poland	-	(115)	(115)
Gain on disposal of TP Emitel by TP S.A. in Poland	-	-	197
Total restated items (b)	(184)	(128)	68
Restated EBITDA (a-b)	7,004	7,509	7,613	(6.7)%	(8.0)%
As % of revenues	32.1%	33.7%	33.7%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Section 2.1.4 Significant events.

On a comparable basis and after factoring in items restated in the first half of 2011 and the first half of 2012, restated EBITDA (see above) fell by 6.7% or 505 million euros between first half of 2011 and the first half of 2012, owing mainly to:

•

the decline of 1.9% or 432 million euros in revenues, attributable chiefly to i) the negative impact of regulatory tariff cuts in the amount of 403 million euros, particularly in France, and, to a lesser extent, Spain, Poland and Belgium, and ii) the decline in traditional telephone services (subscriptions and calling services) to consumer customers and businesses, primarily in France;

•

the increase of 3.5% or 159 million euros in labor expenses (see Section 2.5.7 Financial glossary) following i) the recognition in the first half of 2012 of a provision of 60 million euros corresponding to contributions in respect of special risks (including unemployment insurance) for civil servants working for France Telecom S.A., pending an appeal by the Company against the December 2011 ruling of the European Commission (see Section 2.1.4 Significant events and Note 10 to the consolidated financial statements), and ii) the increase in wages and employee benefit expenses following increases in wages, employee incentives and the social contract in France, iii) partially offset by lower employee profit sharing;

•

partially offset by a 57 million euro reduction in other operating expense (net of other operating income, see Section 2.5.7 Financial glossary) and the reduction of 26 million euros in restructuring costs and similar items.

External purchases (see Section 2.5.7 Financial glossary) were perfectly stable on a comparable basis between the first half of 2011 and the first half of 2012, with:

•

i) an increase of 4.7% or 65 million euros in other network expenses and IT expenses, relating mainly to the higher cost of outsourcing operations and technical maintenance (mainly attributable to the higher cost of energy), primarily in France, and ii) an increase of 4.7% or 89 million euros in other external purchases, linked in particular to the rise in property costs (rents);

•

perfectly offset by i) a decline of 3.6% or 107 million euros in service fees and inter-operator costs, the result of increased traffic volumes, including text messages (SMS), being more than offset by the positive effect of regulatory tariff cuts on interconnection rate expenses, which represented 294 million euros, and ii) to a lesser extent, by the decline of 1.4% or 47 million euros in commercial expenses and content costs.

After factoring in items restated in the first half of 2011 and the first half of 2012, the ratio of restated EBITDA (see above) to revenues was 32.1% in the first half of 2012, a decline of 1.6 points compared with the first half of 2011 on a comparable basis.

2.2.2    From Group Reported EBITDA to operating income

Half-years ended June 30
	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Reported EBITDA	6,820	7,381	7,681	(7.6)%	(11.2)%
Depreciation and amortization	(3,114)	(3,309)	(3,399)	(5.9)%	(8.4)%
Impairment of goodwill	(159)	-	-	-	-
Impairment of fixed assets	(2)	(51)	(47)	(96.1)%	(95.8)%
Share of profits (losses) of associates	(57)	(59)	(61)	(4.8)%	(7.4)%
Operating income	3,488	3,962	4,174	(11.9)%	(16.4)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

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In the first half of 2012, the operating income of the France Telecom-Orange group amounted to 3,488 million euros, down 16.4% on a historical basis and 11.9% on a comparable basis compared with the first half of 2011.

CHANGE IN OPERATING INCOME	Half-years ended June 30
(in millions of euros)
Operating income for the first half of 2011 (data on a historical basis)	4,174
Foreign exchange fluctuations (1)	(2)
Changes in the scope of consolidation and other changes (1)	(210)
Operating income for the first half of 2011 (data on a comparable basis) (1)	3,962
Increase (decrease) in Reported EBITDA	(561)
Decrease (increase) in depreciation and amortization	195
Decrease (increase) in impairment of goodwill	(159)
Decrease (increase) in impairment of fixed assets	49
Change in share of profits (losses) of associates	2
Operating income for the first half of 2012	3,488
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the decline of 16.4% or 686 million euros in Group operating income between the first half of 2011 and the first half of 2012 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 210 million euros and mainly includes the impact of the disposal of TP Emitel on June 22, 2011 for 212 million euros, ii) the slightly negative impact of foreign exchange fluctuations, which was 2 million euros, and iii) organic change on a comparable basis, i.e. a decline of 474 million euros in Group operating income.

On a comparable basis, the decline of 11.9% or 474 million euros in Group operating income between the first half of 2011 and the first half of 2012 was due primarily to:

•

the decline of 561 million euros in Reported EBITDA; and

•

the recognition in the first half of 2012 of a charge of 159 million euros for the impairment of goodwill relating to Romania (reflecting the continued impact of the deterioration in the economic environment on anticipated cash flows, see Note 6 to the consolidated financial statements).

These unfavorable items were partially offset by:

•

the decrease of 195 million euros in depreciation and amortization expense, relating primarily to i) the reduction in the scope of the accelerated depreciation of certain assets, and ii) the reduced impact of the commissioning of assets (net of scrapping and end of life) in the first half of 2012 compared with the first half of 2011; and

•

the decline of 49 million euros in impairment of fixed assets, taking into account the recognition in the first half of 2011 of an impairment charge of 45 million euros on Kenya (reflecting at that time the effects of heightened competition in that country on future cash flows).

2.2.3    From Group operating income to net income

Half-years ended June 30
	2012	2011
(in millions of euros)		data on a historical basis
Operating income	3,488	4,174
Cost of gross financial debt	(756)	(967)
Income and expense on net debt assets	61	59
Foreign exchange gains (losses)	15	1
Other financial income and expenses	(17)	(34)
Finance costs, net	(697)	(941)
Income tax	(882)	(1,138)
Consolidated net income after tax	1,909	2,095
Net income attributable to owners of the parent company	1,738	1,945
Net income attributable to non-controlling interests	171	150

2.2.3.1   Finance costs, net

France Telecom-Orange’s policy is not to use derivatives for speculative purposes. For further information about the risks arising from financial markets see Section 4.3 Financial risks in the 2011 Registration Document.

Net finance costs were 697 million euros in the first half of 2012, compared with 941 million euros in the first half of 2011, an improvement of 244 million euros. This improvement resulted from the revision of financial parameters used to determine the purchase price of ECMS shares from OTMT and the free float, which led to the recognition of financial income of 272 million euros in the first half of 2012 (see Notes 2 and 8 to the consolidated financial statements).

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CHANGE IN FINANCIAL COSTS	Half-years ended June 30
(in millions of euros)
Financial costs for the first half of 2011	(941)
Decrease (increase) in the cost of gross financial debt	211
Impact of the reduction (increase) in average gross financial debt outstanding (1)	(104)
Impact of the reduction (increase) in the weighted average cost of gross financial debt (2)	47
Change in the fair value of commitments to buy out non-controlling interests	268
ECMS	272
Other	(4)
Increase (decrease) in income and expense on net debt assets	2
Change in foreign exchange gains (losses)	14
Change in other financial income and expense	17
Financial costs for the first half of 2012	(697)

(1)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(2)  The weighted average cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for the change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding gross financial debt over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued but unpaid interest).

The change in net financial debt (see Section 2.5.7 Financial glossary) of the France Telecom-Orange group is described in Section 2.4.2 Financial debt.

2.2.3.2   Income tax

Half-years ended June 30
INCOME TAX (1)	2012	2011
(in millions of euros)		data on a historical basis
Current taxes	(535)	(466)
Deferred taxes	(347)	(672)
Group total	(882)	(1,138)
(1) See Note 7 to the consolidated financial statements.

The income tax expense (see Note 7 to the consolidated financial statements) totaled 882 million euros in the first half of 2012, a decline of 256 million euros compared with the first half of 2011 (1,138 million euros).

In France, income tax paid in the first half of 2012 includes the effects of the Amended 2011 Budget in the amount of 359 million euros. The effects on income tax expense of the draft Amended 2012 Budget will be taken into account in the second half of 2012, after its approval.

2.2.3.3   Consolidation net income after tax

The consolidated net income after tax of the France Telecom-Orange group was 1,909 million euros in the first half 2012, compared with 2,095 million euros in the first half of 2011, a decline of 186 million euros. The decline was attributable to the fall in operating income (686 million euros), partially offset by i) lower income tax expense (256 million euros) and ii), the improvement in net finance costs (244 million euros) between the two periods.

Net income attributable to non-controlling interests amounted to 171 million euros in the first half of 2012, compared with 150 million euros in the first half of 2011. After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent totaled 1,738 million euros in the first half of 2012, compared with 1,945 million euros in the first half of 2011, a decline of 207 million euros.

2.2.4    From Group net income to comprehensive income

The transition from consolidated net income after tax to consolidated comprehensive income is described in the Statement of comprehensive income in the consolidated financial statements.

The main factor explaining the transition from consolidated net income after tax to consolidated comprehensive income is the change in translating foreign operations. This reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies (see Note 9.5 to the consolidated financial statements).

2.2.5    Group capital expenditures

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) is a financial aggregate not defined by IFRS. For further information on how CAPEX is calculated and why the France Telecom-Orange group uses this aggregate, see Sections 2.5.6 Financial aggregates not defined in IFRS and 2.5.7 Financial glossary.

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Half-years ended June 30
CAPITAL EXPENDITUREON TANGIBLE AND INTANGIBLE ASSETS (2) (in millions of euros)	2012	2011	2011	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
CAPEX	2,460	2,435	2,469	1.0%	(0.4)%
Telecommunication licenses	915	131	131	ns	ns
Investments financed through finance leases	20	143	143	(86.3)%	(86.3)%
Group total	3,395	2,709	2,743	25.3%	23.8%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Segment information of the consolidated financial statements.

2.2.5.1   Capital expenditures on tangible and intangible assets excluding licenses

In the first half of 2012, the France Telecom-Orange group’s CAPEX amounted to 2,460 million euros, down a very slight 0.4% on a historical basis but up 1.0% on a comparable basis compared with the first half of 2011. The ratio of CAPEX to revenues was 11.3% in the first half of 2012, an increase of 0.3 points compared with the first half of 2011, on a historical as well as a comparable basis.

On a historical basis, the slight decline of 0.4% or 9 million euros in Group CAPEX between the first half of 2011 and the first half of 2012 includes i) the negative impact of changes in the scope of consolidation and other changes, which was 33 million euros and mainly includes the impact of the sale of Orange Suisse on February 29, 2012 for 39 million euros, ii) the negative impact of foreign exchange fluctuations, which was 1 million euros, partially offset by iii) organic change on a comparable basis, i.e. an increase of 25 million euros in CAPEX.

On a comparable basis, the increase of 1.0% or 25 million euros in Group CAPEX between the first half of 2011 and the first half of 2012 was attributable primarily to:

•

an increase of 77 million euros in capital expenditures on networks (excluding telecommunications licenses), mainly comprising:

•

i) the acceleration of plans to renew mobile access networks in Europe (notably Spain, France and Belgium), to improve service quality and reduce costs, particularly energy costs, and ii) the ramp-up of investment programs in the field of high capacity mobile broadband (LTE) and fixed (FTTH) networks in France, with a first city covered by 4G Technology (Marseille, see Section 2.1.4 Significant events) and the roll-out of fiber optic, with 109 million euros invested in the first half 2012;

•

partially offset by lower investments on transmission and, in particular, on submarine cables, following significant expenditure in this area in 2011 and the completion of LION2 (Lower Indian Ocean Network 2) in April 2012 and ACE (Africa Coast to Europe) scheduled for the second half 2012;

•

the increase of 47 million euros in capital expenditures related to customer service platforms, particularly in connection with new sources of growth (Orange Money in Africa and the Middle East, launch of New TV in Poland, etc.); and

•

the increase of 10 million euros in capital expenditure in the field of IT, including the continuation of transformation programs in France.

The increase in these capital expenditures between the first half of 2011 and the first half of 2012 was partially offset by:

•

a reduction of 63 million euros in investments on leased terminals, Liveboxes and equipment at customers’ premises, especially in France, stemming mainly from the cost optimization of Liveboxes (improvement of processes, recycling, etc.); and

•

a decline of 47 million euros in capital expenditures in other fields (capitalized R&D, property and other), following the high level of expenditures in 2011 on the acquisition of premises in France and the development of stores in France and Spain.

2.2.5.2   Acquisition of telecommunications licenses

In the first half of 2012, acquisitions of telecommunication licenses amounted to 915 million euros and mainly comprised the acquisition in France of a second 10 MHz block of 4G duplex frequency in the 800 MHz band for 897 million euros (see Section 2.1.4 Significant events)

In the first half of 2011, acquisitions of telecommunication licenses amounted to 131 million euros on a historical as well as a comparable basis, and corresponded to the acquisition in Spain of a second 5 MHz block of frequency in the 900 MHz band at a cost of 129 million euros.

2.2.5.3   Financial investments

In the first half of 2012, financial investments (see Section 2.5.7 Financial glossary and the Consolidated statement of cash flows of the consolidated financial statements) totaled 1,508 million euros and mainly corresponded to the amount paid by the Group in respect of the acquisition of ECMS shares (excluding the effect of hedging) in the amount of 1,489 million (see Section 2.1.4 Significant events and Note 2 to the consolidated financial statements). In the first half of 2011, financial investments amounted to 67 million euros, and mainly comprised the acquisition of Dailymotion for 60 million euros.

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2.3    ANALYSIS BY OPERATING SEGMENT

This section sets out, for the France Telecom-Orange group, an analysis by operating segment of the key operating data (financial data and workforce) and its key operating indicators.

Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

Presentation of operating segments

Operating segments are the components of the Group that conduct operations and whose operating results are extracted from internal reports and reviewed by the CEO (chief operating decision-maker) in order to decide on resource allocation and measure sector performance.

The Group reports six operating segments: France, Spain, Poland, Rest of the World, Enterprise and International Carriers & Shared Services (IC & SS), plus Everything Everywhere, the joint venture with Deutsche Telekom in the UK:

•

the “France” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in France;

•

the “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line and Internet) communication services in Spain;

•

the “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services in Poland;

•

the “Rest of the World” reportable segment covers the other operating segments represented by business as a telecommunications operator in other countries in Europe, Africa and the Middle East. The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services outside France, the UK, Poland and Spain, chiefly in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Jordan, Kenya, Madagascar, Mali, Moldova, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland (until February 29, 2012, the date of the disposal of Orange Suisse, see section 2.1.4 Significant events);

•

the “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide;

•

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the roll-out of the international and long-distance network, the installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. Specifically, this is the role of the International Carrier & Shared Services (IC & SS) segment. The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The provision of shared resources is recognized as other revenues of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

See Segment information of the consolidated financial statements. Additional information (breakdown of revenue and main operating indicators) by operating segment can be found in Section 2.5.2 Additional information by operating segment.

Operating data by operating segment

The table below shows the main operating data (financial and workforce) for the France Telecom-Orange group under each operating segment in i) the first half of 2012, ii) the first half of 2011 on a comparable basis, and iii) the first half of 2011 on a historical basis.

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Half-years ended June 30 (in millions of euros)	France	Spain	Poland

2012
Revenues	10,826	1,988	1,694
• external	10,375	1,969	1,677
• inter-operating segments	451	19	17
External purchases	(4,054)	(1,326)	(845)
Other operating income	528	35	70
Other operating expenses	(822)	(150)	(79)
Labor expenses	(2,489)	(92)	(252)
Gains (losses) on disposal of businesses and assets	1	-	3
Restructuring cost and similar items	(6)	-	-
Reported EBITDA	3,984	455	591
Depreciation and amortization	(1,170)	(450)	(383)
Impairment of goodwill	-	-	-
Impairment of fixed assets	-	(1)	(2)
Share of profits (losses) of associates	1	-	1
Operating income	2,815	4	207
CAPEX	1,246	210	208
Telecommunication licenses	898	1	-
Average number of employees	77,821	3,061	23,116

2011 - COMPARABLE BASIS (1)
Revenues	11,332	1,942	1,734
• external	10,835	1,919	1,715
• inter-operating segments	497	23	19
External purchases	(4,188)	(1,355)	(814)
Other operating income	567	35	40
Other operating expenses	(846)	(147)	(188)
Labor expenses	(2,457)	(93)	(245)
Gains (losses) on disposal of businesses and assets	-	-	2
Restructuring cost and similar items	(24)	(1)	(1)
Reported EBITDA	4,384	381	528
Depreciation and amortization	(1,164)	(492)	(459)
Impairment of goodwill	-	-	-
Impairment of fixed assets	-	(1)	(1)
Share of profits (losses) of associates	2	-	-
Operating income	3,222	(112)	68
CAPEX	1,239	170	205
Telecommunication licenses	-	129	-
Average number of employees	77,639	3,079	23,899

2011 - HISTORICAL BASIS
Revenues	11,305	1,943	1,902
• external	10,804	1,921	1,882
• inter-operating segments	501	22	20
External purchases	(4,233)	(1,357)	(878)
Other operating income	596	35	43
Other operating expenses	(844)	(147)	(211)
Labor expenses	(2,477)	(92)	(275)
Gains (losses) on disposal of businesses and assets	-	-	199
Restructuring cost and similar items	(24)	(1)	(1)
Reported EBITDA	4,323	381	779
Depreciation and amortization	(1,158)	(492)	(500)
Impairment of goodwill	-	-	-
Impairment of fixed assets	-	(1)	(1)
Share of profits (losses) of associates	(1)	-	-
Operating income	3,164	(112)	278
CAPEX	1,237	170	228
Telecommunication licenses	-	129	-
Average number of employees	76,856	3,097	24,889
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

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Rest of the World	Enterprise	International Carriers and Shared Services	Eliminations	Total Group	Everything Everywhere joint venture (100%)

4,144	3,489	817	(1,115)	21,843	4,030
3,972	3,273	577	-	21,843	4,030
172	216	240	(1,115)	-	-
(2,132)	(2,013)	(1,602)	2,486	(9,486)	(2,823)
75	81	1,634	(1,860)	563	22
(243)	(132)	(406)	489	(1,343)	(257)
(392)	(829)	(794)	-	(4,848)	(283)
94	-	4	-	102	-
(2)	(5)	2	-	(11)	(18)
1,544	591	(345)	-	6,820	671
(718)	(181)	(212)	-	(3,114)	(753)
(159)	-	-	-	(159)	-
2	-	(1)	-	(2)	-
(1)	1	(59)	-	(57)	-
668	411	(617)	-	3,488	(82)
493	172	131	-	2,460	292
16	-	-	-	915	-
26,150	21,427	13,459	-	165,034	nc

4,078	3,582	764	(1,157)	22,275	n/a
3,911	3,359	536	-	22,275	n/a
167	223	228	(1,157)	-	n/a
(2,042)	(2,070)	(1,545)	2,528	(9,486)	n/a
46	64	1,427	(1,849)	330	n/a
(277)	(136)	(94)	478	(1,210)	n/a
(379)	(789)	(535)	-	(4,498)	n/a
(3)	-	9	-	8	n/a
(5)	(3)	(4)	-	(38)	n/a
1,418	648	22	-	7,381	n/a
(747)	(170)	(277)	-	(3,309)	n/a
-	-	-	-	-	n/a
(49)	(1)	1	-	(51)	n/a
(7)	1	(55)	-	(59)	n/a
615	478	(309)	-	3,962	n/a
472	172	177	-	2,435	n/a
2	-	-	-	131	n/a
26,618	20,972	13,554	-	165,761	n/a

4,281	3,548	774	(1,184)	22,569	3,878
4,108	3,326	528	-	22,569	3,878
173	222	246	(1,184)	-	-
(2,164)	(2,051)	(1,547)	2,590	(9,640)	(2,717)
49	67	1,428	(1,894)	324	11
(279)	(136)	(96)	488	(1,225)	(185)
(408)	(777)	(485)	-	(4,514)	(287)
(3)	-	9	-	205	-
(5)	(3)	(4)	-	(38)	(30)
1,471	648	79	-	7,681	670
(799)	(165)	(285)	-	(3,399)	(700)
-	-	-	-	-	-
(46)	-	1	-	(47)	-
(7)	1	(54)	-	(61)	-
619	484	(259)	-	4,174	(30)
489	163	182	-	2,469	251
2	-	-	-	131	-
26,794	20,904	12,790	-	165,330	nc

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2.3.1    France

Half-years ended June 30
FRANCE	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	10,826	11,332	11,305	(4.5)%	(4.2)%
Reported EBITDA (2)	3,984	4,384	4,323	(9.1)%	(7.8)%
Reported EBITDA/Revenues	36.8%	38.7%	38.2%
Operating income	2,815	3,222	3,164	(12.6)%	(11.0)%
Operating income/Revenues	26.0%	28.4%	28.0%
CAPEX (2)	1,246	1,239	1,237	0.5%	0.7%
CAPEX/Revenues	11.5%	10.9%	10.9%
Average number of employees	77,821	77,639	76,856	0.2%	1.3%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of EBITDA and CAPEX and the reasons France Telecom Group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

“France” covers all personal (mobile telephony) and home (fixed-line, Internet and operator services) communications services in France.

2.3.1.1   Revenues – France

On a historical basis, the 4.2% or 479 million euro fall revenues in France between the first half of 2011 and the first half of 2012 stems from organic change on a comparable basis, i.e. a 506 million euro fall in revenues, partially offset by the positive impact of changes in the scope of consolidation and other changes, at 27 million euros, related mainly to the full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone (Photo Service and Photo Station distribution networks).

On a comparable basis, the 4.5% decline (506 million euros) in revenues in France between the first half of 2011 and the first half of 2012 was attributable i) to a large extent to cuts in inter-operator mobile call termination rates and wholesale Internet access charges to the benefit of alternative operators, and ii) increased competition with the arrival of the fourth mobile operator (Free Mobile) on the French market (see Section 2.1.4 Significant events).

Stripping out regulatory tariff cuts, the fall in revenues was contained at 2% between the two periods.

Personal Communication Services in France

On both a historical basis and a comparable basis, personal communication services revenues in France fell by 1.1%, or 60 million euros, between the first half of 2011 and the first half of 2012, to 5,385 million euros at the end of the first half of 2012. Revenues from mobile services (see section 2.5.7 Financial glossary) fell 5.3% between these two periods.

Development of the network and sales growth built on a strategy of segmented offerings targeting both entry-level and high-end markets helped to minimize the negative impacts resulting from: i) the lower prices of mobile "Voice" termination charges which came into effect in mid-2011 and January 2012, and lower SMS termination charges from mid-2011, ii) the arrival of the fourth mobile operator in the French market, and iii) the effect of tariff adjustments on consumer offerings.

These negative effects were partially offset by:

•

growth in “non-voice” service revenues (see section 2.5.7 Financial glossary). In the first half of 2012, “non-voice” service revenues represented 37.8% of mobile services revenues, compared with 35.3% in the first half of 2011, an increase of almost 2.4 points year-on-year;

•

growth in text messages (SMS) and mobile Internet revenues; and

•

revenues from the national 2G and 3G roaming agreement signed with Free Mobile in March 2011 (see Section 2.1.4 Significant events).

The increase in the percentage of contract customers out of total customers, which stood at 72.8% as of June 30, 2012, versus 71.4% one year earlier, and driven by the increase in smartphone use, the success of the Origami and Open offerings (2.1 million Open customers at June 30, 2012), and the success of the Sosh brand. However, the number of mobile telephony customers was affected during the first quarter of 2012 by the arrival of Free Mobile, falling 1.3% year-on-year (mainly among prepaid offers) to 26,321 million customers at June 30, 2012 versus 26,656 million customers at June 30, 2011.

In addition, excluding regulatory impact, annual average revenue per user (ARPU) (see section 2.5.7 Financial glossary) was down 2.2% between June 30, 2011 and June 30, 2012, affected by rate adjustments implemented in mid-2011 in response to fiercer competition. The decrease in “voice” ARPU between these two dates is partially offset by growth in “non-voice” ARPU, buoyed by the ongoing growth of offers combining voice and multimedia usage linked to the roll-out of 3G dongles and smartphones.

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“Voice” Average Usage Per User (AUPU) (see Section 2.5.7 Financial glossary) increased by 3.8% between June 30, 2011 and June 30, 2012. “Data” AUPU between these two dates increased by 76.7% and AUPU on text messages (SMS) sent by Orange customers increased by more than 39% thanks to the growth of offers fostering “non-voice” usages.

Home Communication Services in France

On a historical basis, the fall in home communication services revenues in France of 4.0% or 261 million euros between the first half of 2011 and the first half of 2012 reflects i) the positive effect of changes in the scope of consolidation and other changes, which totaled 28 million euros, and ii) organic change on a comparable basis, i.e. a decline of 289 million euros in revenues.

On a comparable basis, revenues from home communication services in France fell by 4.5%, or 289 million euros, between the first half of 2011 and the first half of 2012, to 6,194 million euros for the first half of 2012. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser extent, on interconnections with the France Telecom-Orange Public Switched Telephone Network (PSTN), revenues fell 3.3% year-on-year.

Consumer Services

On a comparable basis, Consumer Services revenues totaled 3,766 million euros during the first half of 2012, down 5.0% compared with the first half of 2011. This year-on-year decline was due to the 15.4% fall in the Public Switched Telephone Network (PSTN) business, which reflects the downward trend in fixed-line telephony as VoIP expands, and rate cuts partially offset by further growth of broadband services.

The year-on-year change in broadband services revenues stems from:

•

year-on-year growth of 378,000 additional customers (4% growth) brought the number of fixed broadband customers to 9,749,000 customers at June 30, 2012 In the second quarter of 2012, ADSL market share was estimated at 24%, driven by the strong commercial performance of the Open offers (2.1 million customers at June 30, 2012) and segmented triple play offerings (Livebox Star and Livebox Zen). After rates were affected by changes to Internet service offerings in 2010 and early 2011, broadband ARPU continued to grow, drawing on growth in the “all IP” services and increased use of content; and

•

growth in digital TV with 4,703,000 customers as of June 30, 2012 (up 20.7%, year-on-year).

Carrier Services

On a comparable basis, carrier services revenues edged down by 1.3% between the first half of 2011 and the first half of 2012, to 2,197 million euros for the first half of 2012. This trend is mainly attributable to:

•

decreased regulated wholesale rates, which came into effect in September 2011 and January 2012, decreased DSL volumes, and a decline in public-private partnerships and public service delegation agreements;

•

offset by further growth in the full unbundling of telephone lines, the rollout of AIRCOM transmission links (AIRCOM stands for Accès Intégrés Réseaux Capillaires Opérateurs Mobiles, an aggregation service that connects transmission services offered for certain parts of the mobile operator network) and growth in wholesale line rental (WLR).

2.3.1.2   Reported EBITDA – France

On a historical basis, the 7.8% or 339 million euro decline in Reported EBITDA in France between the first half of 2011 and the first half of 2012, reflects i) the favorable impact of changes in the scope of consolidation and other changes in the amount of 61 million euros, including mainly to the transfer of various functions to the IC & SS operating segment, and ii) organic change on a comparable basis, representing a decrease of 400 million euros in Reported EBITDA.

On a comparable basis, the 9.1% or 400 million euro year-on-year decrease in Reported EBITDA in France stems mainly from i) a 506 million euro fall in revenues arising mainly from the negative effect of regulatory tariff cuts, ii) partially offset by a decrease of 128 million euros in service fees and inter-operator costs, the increase in traffic volumes, in particular text messages (SMS), being more than offset by the positive effect of regulatory tariff cuts on interconnection charges.

2.3.1.3   Operating income – France

On a historical basis, the 11.0%, or 349 million euros, fall in operating income in France between the first half of 2011 and the first half of 2012, included i) the positive impact from changes in the scope of consolidation and other changes, which amounted to 58 million euros and mainly includes the transfer of various functions to the IC & SS operating segment, and ii) organic change on a comparable basis, being a decrease of 407 million euros in operating income.

On a comparable basis, the 407 million euro, or 12.6%, decrease in operating income in France between the first half of 2011 and the first half of 2012 stems mainly from the 400 million euro fall in Reported EBITDA.

2.3.1.4   CAPEX – France

On a historical and comparable basis, CAPEX in France remained almost stable between the first half of 2011 and the first half of 2012. On a comparable basis, CAPEX increased 0.5% year-on-year, by 7 million euros. This change nevertheless includes:

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•

a significant increase in network investments, mainly due to i) the ramp-up of investment programs in the field of high capacity mobile (LTE) and fixed (FTTH) broadband networks in France, with a first city covered by 4G Technology (Marseille, see Section 2.1.4 Significant events) and the roll-out of fiber optic, and ii) the increase in investment in mobile capacity;

•

and an increase in capital expenditure in the field of IT in order to improve quality of service and to update the distribution information system;

•

in part offset by the reduction in investments on leased terminals and Liveboxes, stemming mainly from the cost optimization of Liveboxes (improvement of processes, recycling, etc.).

2.3.1.5   Acquisitions of telecommunication licenses – France

The cost of acquiring telecommunication licenses in France was 898 million euros for the first half of 2012, and mainly reflected the acquisition of a second 10 MHz block of duplex frequencies in the 800 MHz band, allocated to the very high bandwidth mobile network (4G, see Section 2.1.4 Significant events).

2.3.2    Spain

Half-years ended June 30
SPAIN	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,988	1,942	1,943	2.4%	2.3%
Reported EBITDA (2)	455	381	381	19.4%	19.5%
Reported EBITDA/Revenues	22.9%	19.6%	19.6%
Operating income	4	(112)	(112)	n/a	n/a
Operating income/Revenues	0.2%	(5.7)%	(5.8)%
CAPEX (2)	210	170	170	23.7%	23.7%
CAPEX/Revenues	10.6%	8.7%	8.7%
Average number of employees	3,061	3,079	3,097	(0.6)%	(1.2)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

 “Spain” covers all personal (mobile telephony) and home (fixed-line and Internet) communications services in Spain.

2.3.2.1   Revenues – Spain

On a historical basis revenues in Spain increased by 2.3% or 45 million euros between the first half of 2011 and the first half of 2012.

On a comparable basis, revenues in Spain increased by 2.4%, or 46 million euros between the first half of 2011 and the first half of 2012. This growth surpasses Spain's Gross Domestic Product (GDP), which decreased by 0.4% during the first quarter of 2012, while the telecommunications market fell by 6.3%. Maintaining the growth seen for several half-year periods, revenues are being driven by growth in both personal and home communication services revenues, due to the commercial success of Orange’s offerings. Excluding regulatory impact, revenues in Spain would have increased by 4.8% year-on-year.

Personal Communication Services in Spain

On a historical basis and a comparable basis, revenues from personal communication services in Spain increased by 1.0%, to reach 1,617 million euros, between the first half of 2011 and the first half of 2012.

Excluding regulatory impact, the 3.9% year-on-year increase in revenues reflected:

•

the 2.8% increase in the total number of customers during the year, to 11.7 million at June 30, 2012. This increase was driven by a year-on-year increase of 7.1%, or 0.5 million people, in the number of contract customers;

•

growth in data service revenues, driven by strong growth in Internet browsing for mobile telephony. The number of customers with Internet browsing services grew by 260% compared with June 30, 2011, reaching 3.5 million users at June 30, 2012. In total, “non-voice” service revenues increased by 20.2% between the first half of 2011 and the first half of 2012; and

•

the increase of 24.3% in the number of customers of Mobile Virtual Network Operators (MVNO) hosted by Orange, which amounted to 1.6 million customers at June 30, 2012.

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Home Communication Services in Spain

On a historical basis, revenues from home communication services in Spain increased by 8.5% or 29 million euros between the first half of 2011 and the first half of 2012 to 371 million euros.

On a comparable basis, revenues from home communication services in Spain increased by 9.1% or 31 million euros between the first half of 2011 and the first half of 2012. This growth resulted primarily from growth in broadband revenues, which increased by 17.1% year-on-year, driven by:

•

sustained growth in the number of ADSL customers, up 11.5% between June 30, 2011 and June 30, 2012, a net increase of 137,000 customers thanks to strong sales and a reduced churn rate;

•

growth in the penetration rate of unbundled services, which represented 64.2% of the total number of broadband customers, an increase of 5.6 points year-on-year; and

•

a 4.1% increase in ARPU to 33 euros as of June 30, 2012, in line with the growth in the number of “Voice over IP” customers.

2.3.2.2   Reported EBITDA – Spain

On a historical basis, Reported EBITDA in Spain increased by 19.5% between the first half of 2011 and the first half of 2012, to 455 million euros.

On a comparable basis, the increase of 19.4% in Reported EBITDA in Spain between the first half of 2011 and the first half of 2012 represented year-on-year growth of 74 million euros was attributable mainly to i) a 46 million euro increase in revenues and ii) a 29 million euro fall in external purchases due to the lower service fees and inter-operator costs, attributable mainly to the positive effect of the reduction in mobile call termination rates on inter-connection charges.

2.3.2.3   Operating income – Spain

Operating income in Spain represented 4 million euros in profit for the first half of 2012, compared with a loss of 112 million euros during the first half of 2011. On a historical and a comparable basis, operating income improved by 116 million euros year-on-year. The improvement was attributable to the 74 million euro improvement in Reported EBITDA and to the 42 million euro decrease in depreciation and amortization.

2.3.2.4   CAPEX – Spain

On a historical and a comparable basis, CAPEX in Spain increased by 40 million euros between the first half of 2011 and the first half of 2012, to 210 million euros. Investments were focused primarily on growth businesses and customer satisfaction, mainly in the field of mobile data networks, aimed primarily at overhauling the wireless access network and increasing the transmission speed of connections.

2.3.2.5   Acquisitions of telecommunication licenses – Spain

No telecommunication licenses were acquired in Spain in the first half of 2012.

Acquisitions of telecommunication licenses in Spain totaled 129 million euros in the first half of 2011. They reflected the acquisition of a second 5 MHz block of frequency in the 900 MHz band as part of the allocation of frequencies within the telecommunications radio spectrum in Spain.

2.3.3    Poland

Half-years ended June 30
POLAND	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,694	1,734	1,902	(2.3)%	(11.0)%
Reported EBITDA (2)	591	528	779	12.0%	(24.1)%
Reported EBITDA/Revenues	34.9%	30.5%	41.0%
Operating income	207	68	278	203.8%	(25.6)%
Operating income/Revenues	12.2%	3.9%	14.6%
CAPEX (2)	208	205	228	1.5%	(8.7)%
CAPEX/Revenues	12.3%	11.8%	12.0%
Average number of employees	23,116	23,899	24,889	(3.3)%	(7.1)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

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The “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line, Internet and carrier services) communication services in Poland.

2.3.3.1   Revenues – Poland

On a historical basis, the 11.0% or 208 million euro fall in revenues in Poland between the first half of 2011 and the first half of 2012 reflects i) the adverse impact of foreign exchange fluctuations, in the amount of 128 million euros, attributable to the Polish zloty’s appreciation against the euro, ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 40 million euros, including primarily the disposal of TP Emitel on June 22, 2011 in the amount of 39 million euros, and iii) organic change on a comparable basis, i.e. a decline of 40 million euros in revenues.

On a comparable basis, the 2.3% or 40 million euro decrease in revenues in Poland between the first half of 2011 and the first half of 2012 stems mainly from the decline of the public switched telephone network, which was partially offset by increased revenues generated from equipment contracts signed with UEFA (Union of European Football Associations) for broadcasting, computer equipment and software resale for the UEFA Euro 2012 Football Championship.

Excluding regulatory impact, revenues would have fallen 1.1% year-on-year.

Personal Communication Services in Poland

On a historical basis, the 7.2% or 69 million euro decrease in personal communication services revenues in Poland between the first half of 2011 and the first half of 2012 was attributable to the adverse impact of foreign exchange fluctuations, in the amount of 67 million euros.

On a comparable basis, revenues from personal communication services in Poland were virtually stable between the first half of 2011 and the first half of 2012, decreasing by only 0.3%. Excluding the effect of the cuts in call termination rates, revenues would have increased by 2.0% year-on-year.

The 0.3% decline year-on-year in personal communication services revenues in Poland was attributable mainly to i) the 3.4% decline in ARPU (with ARPU at 486 zlotys as of June 30, 2012) and ii) a 0.4% decrease in the number of contract customers (to 6,937 million customers at June 30, 2012), i.e. 30,000 fewer customers, iii) partially offset by increased data traffic.

Home Communication Services in Poland

On a historical basis, the 13.5% or 144 million euro decrease in revenues from home communication services in Poland between the first half 2011 and first half 2012 is due to i) the negative impact of foreign exchange fluctuations, amounting to 70 million euros, ii) the negative impact of changes in the scope of consolidation and other changes at 46 million euros, and iii) organic change on a comparable basis representing a 27 million euro decline in revenues.

On a comparable basis, the 27 million euro or 2.9% decline in revenues from home communications services in Poland between the first half 2011 and the first half 2012 was due mainly to:

•

the 17.1% decline in “voice” revenues, as a result of 928,000 fewer fixed-line telephony customers between June 30, 2011 and June 30, 2012. This decline is related to fixed-line/mobile substitution and customers' migration toward competitors;

•

the 1.4% decrease in broadband revenues, due to the fall in ARPU;

•

in part offset by i) the increase in revenues from equipment contracts signed with UEFA, and ii) higher wholesale service revenues, driven by the rise in customer numbers of 165,000 between June 30, 2011 and June 30, 2012.

2.3.3.2   Reported EBITDA – Poland

On a historical basis, the 24.1% or 188 million euro fall in Reported EBITDA for Poland between the first half of 2011 and the first half of 2012, was the result of i) the negative impact of changes in the scope of consolidation and other changes, amounting to 219 million euros, including primarily the income from the disposal of TP Emitel recognized in the first half of 2011 in the amount of 197 million euros, ii) the negative effect of foreign exchange fluctuations, at 32 million euros, iii) partially offset by the organic change on a comparable basis which increased Reported EBITDA by 63 million euros.

On a comparable basis, the 63 million euro year-on-year increase in Poland's Reported EBITDA resulted mainly from:

•

i) the additional 115 million euro provision recorded during the first half of 2011 in relation to the fine imposed by the European Commission against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland, and ii) the decrease in service fees and inter-operator costs as a result of the positive effect of lower call termination rates on interconnection charges;

•

offset in part by i) the 40 million euro reduction in revenues, related to the lower call termination charges, and ii) the 28 million euro increase in commercial expenses, mainly due to rebranding in the first half of 2012 (all services are now under the Orange brand) and to the increase in the cost of handsets.

2.3.3.3   Operating income – Poland

On a historical basis, the 71 million euro decrease in operating income in Poland between the first half of 2011 and the first half of 2012 stems mainly from i) the negative impact of changes in the scope of consolidation and other changes amounting to 212 million euros, including mainly 197 million euros from the disposal of TP Emitel during the first half of 2011, ii) partially offset by organic change on a comparable basis, representing a 139 million euro increase in operating income.

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On a comparable basis, the 139 million euro increase in operating income in Poland between the first half of 2011 and the first half of 2012 is principally due i) to the 76 million euro decrease in depreciation and amortization and ii) to the 63 million euro increase in Reported EBITDA.

2.3.3.4   CAPEX – Poland

On a historical basis, the 8.7% or 20 million euro decrease in CAPEX in Poland between the first half of 2011 and the first half of 2012 is mainly attributable to i) the negative impact of foreign exchange fluctuations, in the amount of 16 million euros, and ii) the negative impact of changes in the scope of consolidation and other changes, which totaled 7 million euros.

On a comparable basis, Poland's CAPEX was virtually stable between the first half of 2011 and the first half of 2012, edging up 1.5%. This increase nevertheless reflects:

•

an increase in capital expenditure relating to i) the acquisition of boxes installed in the customer's home due to strong sales of the triple play Funpack offering, ii) rebranding in the first half of 2012 (all services are now under the Orange brand), iii) the new TV platform, and iv) the UEFA 2012 European Football Championship;

•

partially offset by differences in capital expenditures on access and transmission equipment at customers’ premises, in accordance with the Polish regulator (with whom a memorandum of understanding regarding this was signed).

2.3.3.5   Acquisitions of telecommunication licenses – Poland

As in the first half of 2011, no telecommunication licenses have been acquired in Poland in the first half of 2012.

2.3.4    Rest of the World

Half-years ended June 30
REST OF THE WORLD	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	4,144	4,078	4,281	1.6%	(3.2)%
Reported EBITDA (2)	1,544	1,418	1,471	8.9%	5.0%
Reported EBITDA/Revenues	37.3%	34.8%	34.4%
Operating income	668	615	619	8.6%	7.9%
Operating income/Revenues	16.1%	15.1%	14.5%
CAPEX (2)	493	472	489	4.4%	0.8%
CAPEX/Revenues	11.9%	11.6%	11.4%
Average number of employees	26,150	26,618	26,794	(1.8)%	(2.4)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line, Internet and services to operators) communication services outside France, the UK, Poland and Spain, chiefly in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Jordan, Kenya, Madagascar, Mali, Moldova, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland (until February 29, 2012, the date of the disposal of Orange Suisse, see Section 2.1.4 Significant events).

The following two sections provide a particular focus on the Group’s operations in Egypt and Romania.

Egypt

The pace of Egypt’s gross domestic product (GDP) growth in 2012 is estimated at 1.5%, down slightly from 2011. The revolution and its social, political and economic implications, as well as the instability that continues to affect the country, have highlighted the economy’s structural weaknesses, including rampant unemployment, income disparities and social unrest. The International Monetary Fund (IMF) expects the country’s macroeconomic situation gradually to improve, with the resumption of significant GDP growth in 2013, although this will be hinged to a large extent on the ongoing political transition, the government’s willingness to adopt political reforms aimed at improving the investment climate, and the ability of the economy to get the tourism market started again and to attract new foreign direct investment.

The telecommunications market continues to be greatly affected by the deteriorating general economic climate and stiff competition in the form of price wars. Decreased household and business spending and pressure from competitors continue to take a toll on the revenues earned by telecommunications operators, who posted very slight growth during the first half of 2012.

Mobinil went to great lengths to adjust to a difficult, uncertain market in order to protect its profit margins. On a comparable basis, year-on-year:

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•

revenues in Egypt were up 4 million euros (0.6%) following the first half of 2011 which was affected by the country's revolution, and despite the country's tense socio-political situation and fierce competition within the market putting pressure on rates. The increase in revenues is driven by i) a rise of 6.1% in customer numbers (an additional 1.9 million customers) between June 30, 2011 and June 30, 2012, and ii) growth of 16% in usage (average monthly usage rose by 28 minutes in the first half of 2012). These positive impacts were offset by the 26% decline in average price per minute;

•

Reported EBITDA in Egypt fell by 3 million euros. The ratio of Reported EBITDA to revenues was 33.1% in the first half of 2012, down 0.6 points compared with the first half of 2011. The decline in Reported EBITDA is in particular the result of the increase in commercial expenses (linked to additional gross sales) and the rise in interconnection charges (linked to growth in traffic), offset in part by lower taxes and higher revenues;

•

the operating Income in Egypt improved by 7 million euros, as a result of the 10 million euro reduction in depreciation and amortization; and

•

CAPEX in Egypt increased by 17 million euros between the two periods due to the low level of investment in the first half of 2011, a period marked by the revolution.

Romania

Romania is currently experiencing a significant political crisis. The Parliament voted in favor of the removal of the President of the Republic, which will only become definitive if it is validated by a referendum, due to take place on July 29, 2012. The Parliament has also undertaken several actions which appear to be designed to limit the powers of independent institutions, such as the Constitutional Court, something that the European Commission is following closely.

Against an unstable political background, the local currency, the leu, has fallen 4.5% against the euro in recent months, to reach a record low of 4.54 lei. This depreciation is expected to weigh heavily on household consumption (since major expenses such as bank loans and rents are fixed in euros), and to be inflationary in terms of imported products. The economic environment is also expected to be affected by a fall in investments, and this will last while the political situation remains unstable.

2.3.4.1   Revenues – Rest of the World

On a historical basis, the 3.2% or 137 million euro decrease in Rest of the World revenues between the first half 2011 and first half 2012 is the result of:

the negative impact of changes in the scope of consolidation and other changes, which stand at 285 million euros, and include, primarily, the effect of the disposal of Orange Suisse on February 29, 2012, which represented 316 million euros;

partially offset by i) the positive impact of foreign exchange fluctuations in the amount of 82 million euros and ii) organic change on a comparable basis, i.e. a 66 million euro increase in revenues.

On a comparable basis, Rest of the World revenues increased 1.6% or 66 million euros between the first half of 2011 and the first half of 2012. Excluding regulatory impact, revenues would be up 2.8% year-on-year.

By geographic area, and on a comparable basis, the main reason for the 1.6% or 66 million euro year-on-year rise in Rest of the World revenues was:

•

a 5.8% or 111 million euro increase in revenues in Africa and the Middle East (excluding regulatory impact, revenues for this zone would be up 6.2%). This year-on-year change was attributable mainly to:

•

growth of 33.6% or 69 million euros, in revenues in the Ivory Coast, resulting mainly from the recovery that occurred in the first half of 2012, following the crisis that hurt revenues during the first half of 2011;

•

by the very strong performances by Guinea, Cameroon and Senegal, with respective growth in revenues at 54.9% (16 million euros), 10.0% (14 million euros) and 3.5% (12 million euros), in conjunction with growth in the number of customers in these countries between June 30, 2011 and June 30, 2012;

•

the 3.3% (30 million euros) decrease in revenues in Central Europe (excluding regulatory impact, the fall in revenues would have been limited to 1.3%). Between the two periods, this decrease stems mainly from:

•

the 7% (26 million euros) deterioration in revenues in Slovakia, due in particular to the fall in "Voice" revenues from contract customers and regulatory effects;

•

the 2.1% decline (9 million euros) in revenues in Romania, marked by a 10 million euro regulatory impact. Excluding regulatory impact, the upward trend seen during the second half of 2011 was confirmed during the first half of 2012, with revenue rising as a result of growth in "non-voice" services; and

•

a fall of 1.1% (11 million euros) in revenue in Western Europe (excluding regulatory impact, revenue in Western Europe would have risen by 1.2%). Between the two periods, this decline stems from the fall of 2.5% (20 million euros) in revenues in Belgium, mainly due to regulatory impact of 22 million euros. In addition, growth in handset sales and “non-voice” services offset i) the erosion of revenues generated by mobile virtual network operators (MVNOs), and ii) lower revenues from "Voice" services. In mobile telephony, the number of contract customers continues to grow, with 281,000 additional customers at June 30, 2012 compared with June 30, 2011.

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2.3.4.2   Reported EBITDA – Rest of the World

On a historical basis, the 5.0% or 73 million euro increase in Reported EBITDA for the Rest of the World between the first half of 2011 and the first half of 2012 included i) the negative impact of changes in the scope of consolidation and other changes, which stood at 77 million euros, and related largely to the disposal of Orange Suisse on February 29, 2012; in the amount of 79 million euros, ii) more than offset by the positive impact of foreign exchange fluctuations, in the amount of 24 million euros, and organic change on a comparable basis, representing a 126 million euro increase in Reported EBITDA.

On a comparable basis, the 126 million euro or 8.9% increase in Rest of the World Reported EBITDA between the first half of 2011 and the first half of 2012, was attributable mainly to i) proceeds from the disposal of Orange Suisse (representing a capital gain of 92 million euros in the first half of 2012 (see Section 2.1.4 Significant events), ii) the 66 million euro increase in revenues, despite the negative impact of regulatory tariffs cuts, and iii) partially offset by the 31 million euro increase in Service fees and inter-operator costs, the impact from higher traffic volumes being only partially offset by the positive effect from regulatory tariff cuts on interconnection charges.

2.3.4.3   Operating income – Rest of the World

On a historical basis, the 49 million euro increase in Rest of the World operating income between the first half 2011 and the first half 2012 was mainly due to organic change on a comparable basis, representing a 53 million euro increase in operating income.

On a comparable basis, the 53 million euro increase in Rest of the World operating income between the first half of 2011 and the first half of 2012 is primarily the result of i) the 126 million euro increase in Reported EBITDA, ii) the 51 million euro decrease in fixed asset impairment losses due largely to the 45 million euro impairment recorded during the first half of 2011 in relation to Kenya and iii) the 29 million euro decrease in depreciation and amortization, iv) partially offset by the recognition of depreciation during the first half of 2012 in the amount of 159 million euros, reflecting the impairment of goodwill in relation to Romania (see Note 6 to the consolidated financial statements).

2.3.4.4   CAPEX – Rest of the World

On a historical basis, the 0.8% or 4 million euro increase in Rest of the World CAPEX between the first half of 2011 and the first half of 2012 included:

•

the negative impact of changes in the scope of consolidation and other changes, which stood at 29 million euros and included the impact of the disposal of Orange Suisse on February 29, 2012, representing 41 million euros, partially offset by the acquisition of Congo Chine Telecom in the amount of 12 million euros;

•

more than offset by i) the positive impact of foreign exchange fluctuations, in the amount of 12 million euros, and ii) organic change on a comparable basis, i.e. a 21 million euro increase in CAPEX.

On a comparable basis, the 21 million euro increase in Rest of the World CAPEX between the first half of 2011 and the first half of 2012 is largely the result of:

•

the increase in investments in Romania (20 million euros) with the program to expand 3G network coverage in rural zones launched during the second half of 2011 as well as in the Ivory Coast (21 million euros) and Egypt (17 million euros) due to the low level of investment in these countries during the first half of 2011 as a result of the crises experienced by these two countries;

•

partially offset by a decrease in investments in certain countries, especially in Niger (34 million euros) as a result of the 2012 completion of the network coverage expansion program.

2.3.4.5   Acquisitions of telecommunication licenses – Rest of the World

Acquisitions of telecommunication licenses in the Rest of the World totaled 16 million euros during the first half of 2012 and included i) the acquisition of a license allocated to the 3G mobile network in the Ivory Cost in the amount of 9 million euros and ii) a one-year extension of the operating rights for 900 MHz and 1800 MHz frequencies in Romania in the amount of 6 million euros.

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2.3.5    Enterprise

Half-years ended June 30
ENTERPRISE	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,489	3,582	3,548	(2.6)%	(1.7)%
Reported EBITDA (2)	591	648	648	(8.8)%	(8.9)%
Reported EBITDA/Revenues	16.9%	18.1%	18.3%
Operating income	411	478	484	(14.1)%	(15.1)%
Operating income/Revenues	11.8%	13.3%	13.6%
CAPEX (2)	172	172	163	(0.2)%	5.6%
CAPEX/Revenues	4.9%	4.8%	4.6%
Average number of employees	21,427	20,972	20,904	2.2%	2.5%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide.

2.3.5.1   Revenues – Enterprise

On a historical basis, the 1.7% or 59 million euro decline in Enterprise revenues between the first half of 2011 and the first half of 2012 mainly reflects i) the positive impact of foreign exchange fluctuations totaling 37 million euros, and ii) organic change on a comparable basis, i.e. a decline of 93 million euros in revenues.

On a comparable basis, the 2.6% or 93 million euro decrease in Enterprise revenues between the first half of 2011 and the first half of 2012 is down 1.6% in relation to the same period in 2011. This trend stems mainly from the decline in legacy networks and slower growth in services.

Legacy networks

The legacy networks include products and solutions that Orange Business Service continues to provide to its clients to ensure the continuity of their operations and to initiate their migration to more modern solutions. They include traditional telephony and data services offerings such as Frame Relay, X25, Transrel and leased low-speed lines.

On a comparable basis, legacy network revenues fell by 14.2% between the first half of 2011 and the first half of 2012 to reach 969 million euros in the first half of 2012. This was attributable mainly to the sharp fall in legacy data network revenues, combined with a steeper downward trend in “voice” product revenues, especially customer relations services.

Year-on-year, the 12.2% fall in fixed-line telephony revenues stemmed from:

•

an 8.9% year-on-year reduction in the number of telephone lines, a similar reduction to that seen at the same time in 2011, reflecting the growing numbers of customers migrating to “Voice over IP” together with continued competitive pressure;

•

a 12.3% fall in enterprise calling services (downward trend in the fixed-line telephony market, partially related to its substitution by other means of communication, such as text messages SMS and instant messaging), similar to the decline already seen at the same period in 2011 (13.1%); and

•

a 14.8% decline in revenues from customer relations services, a steeper downward trend than at the same period in 2011 (down 6.3%), related to the substitution of these services by the Internet and to the effects of French Economic Modernization Act on premium-rate numbers.

At the same time, revenues from legacy data networks fell by 23.3% between the first half of 2011 and the first half of 2012. These services cover most legacy data solutions (such as the X25 protocol or Frame Relay). The migration of these enterprise networks to more modern technologies accelerated in the first half of 2012 compared with 2011, in particular due to plans to discontinue X25 in 2012 and the need for customers to migrate to more up-to-date services offered by the Group.

Mature networks

The mature networks include traditional products and solutions that have reached a certain level of maturity, such as IP-VPN, some infrastructure products such as broadband and very high-speed connections, broadcasting and Business Everywhere mobility services.

On a comparable basis, Mature Networks revenues were up 1.4% between the first half of 2011 and the first half of 2012, to 1,434 million euros in the first half of 2012.

Revenues from lP-VPN increased by 3.1% year-on-year, supported by international operations (6.4% growth) and by the development of Ethernet technology. In contrast, the revenues of the broadcasting business were down 4.2% year-on-year, due mainly to the discontinuation of legacy solutions (analog). Finally, revenues from roaming solutions (Business Everywhere) were down 16.7% year-on-year, a trend similar to the decline seen during the same period in 2011, due mainly to the decline in traditional fixed-line telephony networks and migration to other solutions within the Group.

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Growing networks

The growing networks include “Voice over IP” offers, image and videoconferencing services, and data infrastructures including satellite access, WiFi and optical fiber.

On a comparable basis, growing networks revenues increased by 8.4% between the first half of 2011 and the first half of 2012, to 197 million euros, due mainly to the 12.9% increase in “Voice over IP” services (access and traffic), which benefited from clients migrating from traditional telephony. In addition, revenues from satellite access rose by 14.1% between the first half of 2011 and the first half of 2012.

Services

Orange Business Service activities include platform services (customer relationship management, messaging, hosting, security solutions, infrastructure management applications, cloud computing, machine to machine), collaborative services (consulting, integration, project management) and sales of equipment linked to integration services.

On a comparable basis, services revenues increased by 3.8% between the first half of 2011 and the first half of 2012, to 889 million euros, in particular due to international operations (up 5.0%) and integration services (up 5.3%).

This growth is weaker than for the same period in 2011 (i.e. up 7.4%). This slowdown in growth is related mainly to messaging and security activities and management of application infrastructure (hosting). The postponement of new contracts, certain rate renegotiations, and a lower level of new contract signatures during the second half of 2011 had a negative impact on operations in the first half of 2012.

2.3.5.2   Reported EBITDA – Enterprise

On a historical basis, the 57 million euro or 8.9% fall in Enterprise Reported EBITDA between the first half of 2011 and the first half of 2012 is primarily due to organic change on a comparable basis representing a 57 million euro decrease in Reported EBITDA year-on-year.

On a comparable basis, the 57 million euro or 8.8% fall in Enterprise Reported EBITDA between the first half of 2011 and the first half of 2012 results mainly from i) the 93 million euro decrease in revenues, ii) the 40 million euro increase in labor expenses, related in particular to growth in services activities, iii) partially offset by the optimization of service fees and inter-operator costs, amounting to a fall of 76 million euros between the two periods, linked to the slowdown in activity.

2.3.5.3   Operating income – Enterprise

On a historical basis, the 73 million euro or 15.1% fall in Enterprise operating income between the first half of 2011 and the first half of 2012 can be attributed mainly to i) organic change on a comparable basis representing a 67 million euro fall in operating income and ii) to a lesser extent, to the negative impact of changes in the scope of consolidation and other changes, which stood at 7 million euros.

On a comparable basis, Enterprise operating income fell by 67 million euros, i.e. 14.1%, between the first half of 2011 and the first half of 2012. This decline stems chiefly from the 57 million euro decline in Reported EBITDA and, to a lesser extent, the 11 million euro increase in depreciation and amortization.

2.3.5.4   CAPEX – Enterprise

On a historical basis, Enterprise CAPEX increased by 9 million euros, or 5.6%, between the first half of 2011 and the first half of 2012, mainly in connection with the positive effect of foreign exchange fluctuations, changes in the scope of consolidation and other changes, totaling 9 million euros.

On a comparable basis, Enterprise CAPEX remained stable overall between the two periods (slight decrease of 0.2%).

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2.3.6    International Carriers & Shared Services

Half-years ended June 30
INTERNATIONAL CARRIERS & SHARED SERVICES	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	817	764	774	6.9%	5.5%
Reported EBITDA (2)	(345)	22	79	n/a	n/a
Reported EBITDA/Revenues	(42.2)%	3.0%	10.3%
Operating income	(617)	(309)	(259)	(99.2)%	(137.8)%
Operating income/Revenues	(75.3)%	(40.4)%	(33.4)%
CAPEX (2)	131	177	182	(25.6)%	(28.0)%
CAPEX/Revenues	16.0%	23.0%	23.5%
Average number of employees	13,459	13,554	12,790	(0.7)%	5.2%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) covers i) the roll-out of the international and long-distance network, the installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including the support and cross-divisional functions across the entire Group and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also reflects the share of profits (losses) stemming from the equity-method accounting used for Everything Everywhere in the United Kingdom since April 1, 2010, the date on which it was created.

2.3.6.1   Revenues – International Carriers & Shared Services

In the first half of 2012, IC & SS revenues totaled 817 million euros, including 577 million euros in non-Group revenues.

On a historical basis, the 43 million euro or 5.5% increase in IC & SS revenues between the first half of 2011 and the first half of 2012 reflected mainly i) organic change on a comparable basis, i.e. an increase of 53 million euros in revenue, ii) partially offset by the negative impact of changes in the scope of consolidation and other changes, which amounted to 12 million euros, and corresponded mainly to the transfer of business activities to the Enterprise operating segment.

On a comparable basis, IC & SS revenues increased by 53 million euros, i.e. 6.9%, between the first half of 2011 and the first half of 2012.

International carriers revenues, which totaled 696 million euros in the first half of 2012, (including 474 million euros in non-Group revenues, were up by 63 million euros) , i.e. 9.9%, compared to the first half of 2011. This increase was attributable mainly to i) an increase in international roaming revenues due to an increase in traffic and ii) an increase in submarine cable-laying activity, largely relating to the ACE (Africa Coast to Europe) cable.

Revenues from shared services, which represented 121 million euros during the first half of 2012, were down 7.7% year-on-year due mainly to patent licenses granted in exchange for a one-time royalty fee in 2011.

2.3.6.2   Reported EBITDA – International Carriers & Shared Services

IC & SS Reported EBITDA stood at negative 345 million euros in the first half of 2012, versus a positive EBITDA of 79 million euros in the first half of 2011 on a historical basis and EBITDA of 22 million euros on a comparable basis.

On a historical basis, the 424 million euro fall in IC & SS Reported EBITDA between the first half of 2011 and the first half of 2012 resulted from i) the negative impact of changes in the scope of consolidation and other changes, amounting to 57 million euros, mostly due to the transfer of various services from the France operating segment, and from ii) organic change on a comparable basis, representing a 367 million euro fall in Reported EBITDA.

On a comparable basis, the 367 million euro decrease in IC & SS Reported EBITDA between the first half of 2011 and the first half of 2012 is due mainly to:

•

the increase of 178 million euros in expenses relating to the "Part-time for Seniors" (TPS) plan in France, with an expenses of 158 million euros in the first half of 2012, compared with income of 20 million euros in the first half of 2011;

•

the recognition in the first half of 2012 of a provision of 116 million euros (including registration rights) corresponding to the compensation of 110 million euros due to OTMT subsequent to June 30, 2012 for the transfer to France Telecom-Orange of the service contract between OTMT and ECMS (see Section 2.1.4 Significant events);

•

the recognition in the first half of 2012 of a provision of 60 million euros corresponding to contributions in respect of special risks (including unemployment insurance) for civil servants working for France Telecom S.A., pending an appeal by the Company against the December 2011 ruling of the European Commission (see Section 2.1.4 Significant events);

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•

the costs related to rebranding in Poland (all services are now marketed under Orange) and expenses related to the UEFA 2012 European Football Championship;

•

partially offset by net proceeds from various disputes of 44 million euros.

2.3.6.3   Operating income – International Carriers & Shared Services

IC & SS operating income stood at a loss of 617 million euros for the first half of 2012, compared with a loss of 259 million euros on a historical basis and a loss of 309 million euros on a comparable basis during the first half of 2011.

On a historical basis, the 358 million euro fall in IC & SS operating income between the first half of 2011 and the first half of 2012 stems mainly from i) the negative impact of changes in the scope of consolidation and other changes, amounting to 48 million euros, mostly due to the transfer of various services from the “France” operating segment, as well as ii) organic change on a comparable basis, representing a decrease of 308 million euros in operating income.

On a comparable basis, the 308 million euro fall in IC & SS operating income between the first half of 2011 and the first half of 2012 is primarily the result of i) the 367 million euro decrease in Reported EBITDA, partially offset by the 65 million euro decrease in depreciation and amortization.

Information regarding the activities of Everything Everywhere (the key financial and operating indicators) can be found in Section 2.3.7 Additional information on the activities of Everything Everywhere.

2.3.6.4   CAPEX – International Carriers & Shared Services

On a historical basis, IC & SS CAPEX totaled 131 million euros during the first half of 2012, down 51 million euros compared with the first half of 2011.

On a comparable basis, the 46 million euro decrease in IC & SS CAPEX between the first half of 2011 and the first half of 2012 stemmed mainly from the significant level of expenditure in 2011 and relating i) to submarine cables, including in particular the finishing of LION2 (Lower Indian Ocean Network 2) in April 2012 and ACE (Africa Coast to Europe) anticipated in the second half of 2012, and ii) the acquisition of technical buildings in France.

2.3.7    Additional information on the activities of Everything Everywhere

Everything Everywhere has housed all personal (mobile telephony) and home (Internet) communication services of the joint venture between Orange and T-Mobile in the United Kingdom since April 1, 2010. Owned 50/50 by France Telecom-Orange and Deutsche Telekom, the Everything Everywhere joint venture is recognized using the equity method.

The data presented below is fully-consolidated Everything Everywhere data in pounds sterling.

Half-years ended June 30
EVERYTHING EVERYWHERE	2012	2011	2011	Chg. (%)	Chg. (%)
(100% and in millions of pounds sterling)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues	3,314	3,367	3,367	(1.6)%	(1.6)%
Reported EBITDA (1)	551	582	582	(5.3)%	(5.3)%
Reported EBITDA/Revenues	16.6%	17.3%	17.3%
CAPEX (1)	245	216	216	13.4%	13.4%
CAPEX/Revenues	7.4%	6.4%	6.4%

(1)  Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

On a comparable basis, Everything Everywhere’s revenues fell by 1.6% between the first half of 2011 and the first half of 2012, due to regulatory impact. Excluding regulatory impact, mobile service revenues increased by 3.1% between the first half of 2011 and the first half of 2012. Between June 30, 2011 and June 30, 2012, the number of contract customers rose by 800,000, or 6.5%, year-on-year. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 50% at June 30, 2012, compared with 46% at June 30, 2011. The number of prepaid customers fell by 1,275,000 between the two periods.

On a comparable basis, Everything Everywhere’s Reported EBITDA fell by 5.3% between the first half of 2011 and the first half of 2012, to 551 million pounds sterling in the first half of 2012, due to restructuring costs. Adjusted EBITDA, before restructuring costs, brand royalties and management fees was 673 million pounds sterling in the first half of 2012, compared with 682 million pounds sterling in the first half of 2011 on a comparable basis.

In the first half of 2012, Everything Everywhere paid out 543 million pounds sterling in dividends to its shareholders, France Telecom-Orange and Deutsche Telekom (see Consolidated statement of cash flows in the consolidated financial statements).

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Half-years ended June 30
EVERYTHING EVERYWHERE	2012	2011	2011	Chg. (%)	Chg. (%)
(wholly owned)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis
Revenues (1)	3,314	3,367	3,367	(1.6)%	(1.6)%
Revenues from mobile services (1)	2,989	3,044	3,071	(1.8)%	(2.7)%
Personal communication services
Number of mobile customers (2)	26,328	26,803	26,803	(1.8)%	(1.8)%
Number of contract customers (2)	13,143	12,343	12,343	6.5%	6.5%
Number of prepaid customers (2)	13,185	14,460	14,460	(8.8)%	(8.8)%
Monthly ARPU in the second quarter (in pounds sterling)	18.7	18.6	18.7	0.5%	-
Monthly AUPU in the second quarter (in minutes)	199	199	199	-	-
Home communication services
Number of residential customers (2)	719	738	738	(2.5)%	(2.5)%
(1) In millions of pounds sterling. (2) In thousands. At end of period.

2.4    CASH AND FINANCIAL DEBT

This section presents an analysis of cash flows and financial debt for the France Telecom-Orange group.

Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

2.4.1    Liquidity and cash flows

Half-years ended June 30
SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1)	2012	2011
(in millions of euros)		data on a historical basis
Net cash provided by operating activities	4,245	6,545
Net cash used in investing activities	(1,689)	(2,068)
Net cash used in financing activities	(3,486)	(3,870)
Net change in cash and cash equivalents	(930)	607
Effect of foreign exchange rate fluctuations on cash and cash equivalents and other non-monetary impacts	31	(40)
Cash and cash equivalents at beginning of period	8,061	4,428
Cash and cash equivalents at end of period	7,162	4,995
(1) For more details, see the Consolidated statement of cash flows in the consolidated financial statements

2.4.2    Financial debt

For further information on the risks relating to the France Telecom-Orange group’s financial debt, see Section 4.3 Financial risks of the 2011 Registration Document.

The France Telecom-Orange group’s net financial debt (see Section 2.5.7 Financial glossary and Note 8 to the consolidated financial statements) was 31,177 million euros at June 30, 2012 compared with 30,890 million euros at December 31, 2011, an increase of 287 million euros.

Financial debt indicators

Periods ended
FINANCIAL DEBT	June 30, 2012	Dec. 31, 2011	Dec. 31, 2011	June 30, 2011
(in millions of euros)		restated (4)	data on a historical basis	data on a historical basis
Net financial debt	31,177	32,331	30,890	30,285
Average maturity of net financial debt (1)	9.5 years		9.0 years	8.2 years
Average gross financial debt outstanding over the period (2)	37,357		34,325	33,609
Weighted average cost of the Group's bond portfolio (3)	5.29%		5.28%	5.48%

(1)  Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(3)  Source: Bloomberg.

(4)  At December 31, 2011, net financial debt, including i) the payment for the French 4G mobile license in the 800 MHz-band made on January 19, 2012 (see Section 2.1.4 Significant Events) in the amount of 891 million euros, and ii) the payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 2.1.4 Significant Events) in the amount of 550 million euros.

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The restated ratio of net financial debt to EBITDA is not a financial aggregate defined by IFRS. For further information on the calculation of the restated ratio of net financial debt to EBITDA and the reasons why the France Telecom-Orange group uses this ratio, see Section 2.5.6 Financial aggregates not defined by IFRS.

The restated ratio of net financial debt to EBITDA stood at 2.11 at June 30, 2012.

Periods ended
	June 30, 2012	Dec. 31, 2011	Dec. 31, 2011	June 30, 2011
(in millions of euros)		restated (2)	data on a historical basis	data on a historical basis
Restated ratio of net financial debt to EBITDA (1)	2.11	2.09	2.00	1.91

(1)  The restated ratio of net financial debt to EBITDA is calculated by dividing (A) net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the UK, by (B) restated EBITDA calculated over the 12 preceding months, including 50% of the Reported EBITDA of the Everything Everywhere joint venture in the UK (see section 2.5.6 Financial aggregates not defined by IFRS).

(2)  At December 31, 2011, net financial debt, including i) the payment for the French 4G mobile license in the 800 MHz-band made on January 19, 2012 (see Section 2.1.4 Significant Events) in the amount of 891 million euros, and ii) the payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see Section 2.1.4 Significant Events) in the amount of 550 million euros.

Change in net financial debt

CHANGE IN NET FINANCIAL DEBT
(in millions of euros)
Net financial debt at December 31, 2011	30,890
Payment to acquire the mobile 4G license in the 800 MHz band in France (made on 01/19/2012) (1)	891
Payment in the legal dispute between DPTG and TP S.A. in Poland (made on 01/13/2012) (1)	550
Restated net financial debt at December 31, 2011	32,331
Reported EBITDA	(6,820)
CAPEX	2,460
Other telecommunication licenses paid	220
Interest paid and interest rate effects on derivatives, net (net of dividends and interest income received)	920
Income tax paid	748
Decrease (increase) in amounts due to CAPEX suppliers	326
Increase (decrease) in total working capital requirement (2)	292
Net effect of the acquisition of ECMS shares and changes in the shareholders' agreement relating to ECMS (3)	(225)
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control (4)	(1,392)
Dividends paid to owners of the parent company (5)	2,104
Dividends paid to non-controlling interests	316
Other items 6)	(103)
Net financial debt at June 30, 2012	31,177

(1)  See Section 2.1.4 Significant events

(2)  See Section 2.5.7 Financial glossary.

(3)  Extinction of the commitment to purchase ECMS shares valued at (1,937) million euros at December 31, 2011, partially offset by i) the acquisition of 57.6% of ECMS for 1,489 million euros, and ii) the recognition of a new commitment to purchase remaining ECMS shares for 223 million euros (see section 2.1.4 Significant events and Notes 2 and 8 to the consolidated financial statements).

(4)  Primarily includes the proceeds from the sale (net of cash transferred) of Orange Suisse in the amount of (1,411) million euros (see section 2.1.4 Significant events).

(5)  Balance of dividend in relation to the 2011 period, of 0.80 euro per share (see Section 2.1.4 Significant events).

(6)  Including elimination of non-monetary effects included in Reported EBITDA.

Management of net financial debt and cash position

During the first half of 2012, France Telecom-Orange continued to reinvest in the quality of its credit to strengthen its balance sheet, focusing on two priorities: maintaining a very sound liquidity position and extending the average maturity of net financial debt.

The Group issued 1.83 billion euros in bonds, with 1.05 billion issued on the euro market, and the remainder issued in US dollars and Japanese yen.

These amounts primarily include i) a 900 million US dollar bond issue maturing in 2042 and bearing interest at 5.375% (4.86% after euro swap), and ii) a 1 billion euro bond maturing in 2022 and bearing interest at 3%, a historically low rate for France Telecom-Orange.

The weighted average maturity of all these issues is around 17.9 years from the date of issue and their weighted average interest rate is 3.79%, which extends the average maturity of the Group's net financial debt to 9.5 years at June 30, 2012, compared with 9.0 years at December 31, 2011.

At June 30, 2012 the Group’s cash and cash equivalents remained high at 7,162 million euros.

The main debt issues and redemptions as well as the main changes in credit lines in the first half of 2012 are described in Note 8 to the consolidated financial statements.

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2.5    ADDITIONAL INFORMATION

This section presents, for the France Telecom-Orange group, i) the transition from data on a historical basis to data on a comparable basis for the first half of 2011, ii) additional information by operating segment, iii) disputes and unrecognized contractual commitments, iv) related party transactions, v) subsequent events, vi) financial aggregates not defined by IFRS, and vii) the financial glossary.

2.5.1    Transition from data on a historical basis to data on a comparable basis

Operating income before depreciation and amortization, impairment losses and the share of profits (losses) of associates (Reported EBITDA), and capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX) are financial aggregates not defined by IFRS. For further information on the calculation of Reported EBITDA and CAPEX and the reasons the France Telecom-Orange group uses these aggregates, see Sections 2.5.6 Financial aggregates not defined by IFRS and 2.5.7 Financial glossary.

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom-Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

Group

The table below presents, for the France Telecom-Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2011, for the main operating data.

Half-year ended June 30, 2011
FIRST HALF YEAR 2011/GROUP	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(in millions of euros)
Data on a historical basis	22,569	7,681	4,174	2,469	165,330
Foreign exchange fluctuations (1)	(7)	(8)	(2)	(1)	-
Polish zloty (PLN)	(127)	(30)	4	(16)	-
Egyptian pound (EGP)	36	12	(1)	4	-
Jordanian dinar (JOD)	16	6	3	1	-
US dollar (USD)	33	9	8	3	-
Other	35	(5)	(16)	7	-
Changes in the scope of consolidation and other changes	(287)	(292)	(210)	(33)	431
Changes in the scope of consolidation	(287)	(292)	(210)	(33)	431
Disposal of Orange Suisse	(303)	(77)	6	(39)	(800)
Disposal of TP Emitel	(39)	(22)	(15)	(7)	(939)
Proceeds of the disposal of TP Emitel	-	(197)	(197)	-	-
Acquisition of Congo Chine Telecom	31	2	(5)	12	624
Full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone	26	(4)	(8)	1	1,597
Other	(2)	6	9	-	(51)
Other changes	-	-	-	-	-
Data on a comparable basis	22,275	7,381	3,962	2,435	165,761
(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2011 and the average exchange rates for the first half of 2012.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2011 primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the disposal of Orange Suisse (Rest of the world reportable segment) on February 29, 2012 (see section 2.1.4 Significant events), which took effect on March 1, 2011 in the data on a comparable basis;

•

the effect of the disposal of TP Emitel (Poland operating segment) by the TP Group on June 22, 2011, which took effect on January 1, 2011 in the data on a comparable basis. This results in the proceeds of the disposal of TP Emitel being offset in the data on a comparable basis;

•

the impact of the acquisition of the mobile telephone operator Congo Chine Telecom (Rest of the World reportable segment) in the Democratic Republic of the Congo on October 20, 2011, which took effect on January 1, 2011 in the data on a comparable basis; and

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Interim management report for the first half of 2012   2

•

the effect of the full consolidation of the Compagnie Européenne de Téléphonie (CET/Générale de Téléphone, France operating segment), following the acquisition of the remainder of the shares in this company on July 29, 2011, which took effect on January 1, 2011 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the first half of 2011 and the average exchange rates for the first half of 2012.

Consolidated operating segments

The table below presents, for each France Telecom-Orange group consolidated operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2011, for the main operating data.

Half-year ended June 30, 2011
FIRST HALF YEAR 2011/OPERATING SEGMENTS	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(in millions of euros)
France
Data on a historical basis	11,305	4,323	3,164	1,237	76,856
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	27	61	58	2	783
Changes in the scope of consolidation	26	(1)	(5)	1	1,597
Full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone	26	(1)	(5)	1	1,597
Other changes (2)	1	62	63	1	(814)
Data on a comparable basis	11,332	4,384	3,222	1,239	77,639
Spain
Data on a historical basis	1,943	381	(112)	170	3,097
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(1)	-	-	-	(18)
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	(1)	-	-	-	(18)
Data on a comparable basis	1,942	381	(112)	170	3,079
Poland
Data on a historical basis	1,902	779	278	228	24,889
Foreign exchange fluctuations (1)	(128)	(32)	2	(16)	-
Changes in the scope of consolidation and other changes	(40)	(219)	(212)	(7)	(990)
Changes in the scope of consolidation	(40)	(219)	(212)	(7)	(990)
Disposal of TP Emitel	(39)	(22)	(15)	(7)	(939)
Proceeds of the disposal of TP Emitel	-	(197)	(197)	-	-
Other	(1)	-	-	-	(51)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,734	528	68	205	23,899
Rest of the World
Data on a historical basis	4,281	1,471	619	489	26,794
Foreign exchange fluctuations (1)	82	24	(2)	12	-
Changes in the scope of consolidation and other changes	(285)	(77)	(2)	(29)	(176)
Changes in the scope of consolidation	(285)	(77)	(2)	(29)	(176)
Disposal of Orange Suisse	(316)	(79)	4	(41)	(800)
Acquisition of Congo Chine Telecom	31	2	(6)	12	624
Other changes (2)	-	-	-	-	-
Data on a comparable basis	4,078	1,418	615	472	26,618
Enterprise
Data on a historical basis	3,548	648	484	163	20,904
Foreign exchange fluctuations (1)	37	1	1	2	-
Changes in the scope of consolidation and other changes	(3)	(1)	(7)	7	68
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	(3)	(1)	(7)	7	68
Data on a comparable basis	3,582	648	478	172	20,972
International Carriers & Shared Services
Data on a historical basis	774	79	(259)	182	12,790
Foreign exchange fluctuations (1)	2	-	(2)	-	-
Changes in the scope of consolidation and other changes	(12)	(57)	(48)	(5)	764
Changes in the scope of consolidation	-	5	8	2	-
Other changes (2)	(12)	(62)	(56)	(7)	764
Data on a comparable basis	764	22	(309)	177	13,554

(1)  Foreign exchange fluctuations between the average exchange rates for the first half of 2011 and the average exchange rates for the first half of 2012.

(2)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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2.5.2    Additional information by operating segment

The following tables present, for each consolidated operating segment of the France Telecom-Orange group, the detail of the revenues as well as the key operating indicators.

France

Half-years ended June 30
FRANCE	2012	2011	2011	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	10,826	11,332	11,305	(4.5)%	(4.2)%
Personal communication services	5,385	5,445	5,445	(1.1)%	(1.1)%
Home communication services	6,194	6,483	6,455	(4.5)%	(4.0)%
Consumer Services	3,766	3,966	3,963	(5.0)%	(5.0)%
Carrier Services	2,197	2,227	2,228	(1.3)%	(1.4)%
Other Home Communication Services	231	290	264	(20.3)%	(12.5)%
Eliminations	(753)	(596)	(595)
Personal communication services
Number of mobile customers (3)	26,321	26,656	26,656	(1.3)%	(1.3)%
of which number of contract customers (3)	19,152	19,025	19,025	0.7%	0.7%
of which number of prepaid customers (3)	7,169	7,631	7,631	(6.1)%	(6.1)%
ARPU (in euros) (4)	359	383	383	(6.3)%	(6.3)%
AUPU (in minutes) (4)	198	190	190	4.2%	4.2%
Home communication services
Consumer Services
Number of consumer telephone lines (5)	18.0	18.9	18.9	(4.6)%	(4.6)%
Consumer customers' “Voice” telephone traffic (6)	16.7	19.8	19.8	(16.0)%	(16.0)%
ARPU of consumer fixed-line services (in euros) (4)	34.6	34.6	34.6	-	-
Number of ADSL broadband consumer customers (3)	9,596	9,272	9,272	3.5%	3.5%
Number of leased Liveboxes (3)	8,196	7,725	7,725	6.1%	6.1%
Number of subscribers to “Voice over IP” services (3)	8,183	7,640	7,640	7.1%	7.1%
Number of subscribers to “ADSL TV” offers (3)	4,703	3,896	3,896	20.7%	20.7%
Carrier services
Number of wholesale line rentals (3)	1,470	1,363	1,363	7.9%	7.9%
Total number of unbundled telephone lines (3)	10,489	9,456	9,456	10.9%	10.9%
Number of partially unbundled telephone lines (3)	976	1,134	1,134	(13.9)%	(13.9)%
Number of fully unbundled telephone lines (3)	9,513	8,322	8,322	14.3%	14.3%
Number of wholesale sales of ADSL access to third-party ISPs (3)	1,377	1,627	1,627	(15.4)%	(15.4)%
of which number of wholesale sales of naked ADSL access to third-party ISPs (3)	1,078	1,212	1,212	(11.1)%	(11.1)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See Section 2.5.7 Financial glossary.

(5)  In millions. At end of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line, ii) lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its consumer customers, and iii) FTTH (Fiber To The Home) accesses.

(6)  In millions of minutes. Outgoing PSTN (Public Switched Telephone Network) telephone traffic from France Telecom customers to all destinations, PSTN and IP (Internet Protocol).

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Spain

Half-years ended June 30
SPAIN	2012	2011	2011	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	1,988	1,942	1,943	2.4%	2.3%
Personal Communication Services (5)	1,617	1,602	1,601	1.0%	1.0%
Home Communication Services (5)	371	340	342	9.1%	8.5%
Personal communication services
Number of mobile customers (3) (6)	11,717	11,395	12,221	2.8%	(4.1)%
of which number of contract customers (3)	7,845	7,323	7,323	7.1%	7.1%
of which number of prepaid customers (3) (6)	3,872	4,072	4,898	(4.9)%	(20.9)%
ARPU (in euros) (4) (6)	265	272	261	(2.6)%	1.5%
AUPU (in minutes) (4) (6)	172	170	164	1.2%	4.9%
Home communication services
Number of broadband Internet customers (ADSL) (3)	1,323	1,187	1,187	11.5%	11.5%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See Section 2.5.7 Financial glossary.

(5)  External data (see section 2.5.7 Financial glossary).

(6)  Since the second quarter of 2012, Orange Spain has retained the definition of the Comisión del mercado de las telecomunicaciones (CMT, the Spanish regulator) as regards the accounting of the number of prepaid customers. Data for prior periods have been restated in accordance with this new definition; ARPU and AUPU have consequently been recalculated.

Poland

Half-years ended June 30
POLAND	2012	2011	2011	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	1,694	1,734	1,902	(2.3)%	(11.0)%
Personal communication services	898	901	967	(0.3)%	(7.2)%
Home communication services	926	953	1,070	(2.9)%	(13.5)%
Eliminations	(130)	(120)	(135)
Personal communication services
Number of mobile customers (3)	14,757	14,535	14,535	1.5%	1.5%
of which number of contract customers (3)	6,937	6,967	6,967	(0.4)%	(0.4)%
of which number of prepaid customers (3)	7,820	7,568	7,568	3.3%	3.3%
ARPU (in zlotys) (4)	486	503	503	(3.4)%	(3.4)%
AUPU (in minutes) (4)	166	165	165	0.6%	0.6%
Home Communication Services
Consumer and Enterprise customers
Number of fixed-line telephony customers (3) (6)	4,920	5,848	5,848	(15.9)%	(15.9)%
Number of broadband Internet customers (3) (5) (7)	2,006	1,991	1,991	0.8%	0.8%
Number of leased Liveboxes (3)	846	782	782	8.2%	8.2%
Number of subscribers to “Voice over IP” services (3)	275	134	134	104.6%	104.6%
Number of subscribers to ADSL TV and Satellite offerings (3)	677	592	592	14.2%	14.2%
Wholesale Services
Number of wholesale line rentals (3) (8)	1,723	1,558	1,557	10.6%	10.6%
Number of Bitstream accesses (3) (5)	367	373	370	(1.6)%	(0.8)%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See Section 2.5.7 Financial glossary.

(5)  ADSL access, including Orange Bitstream Access (Orange BSA) and CDMA (Code division multiple access).

(6)  Excluding WLL (Wireless Local Loop: mobile services: 69,000 at June 30, 2012, 40 thousand at June 30, 2011) and WLR (Wholesale Line Rental: 128,000 at June 30, 2012 and 117 thousand at June 30, 2011.

(7)  Excluding Orange BSA and CDMA 338,000 at June 30, 2012 and 320 thousand at June 30, 2011).

(8)  Including full and partial unbundling.

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Rest of the World

Half-years ended June 30
REST OF THE WORLD	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	4,144	4,078	4,281	1.6%	(3.2)%
Belgium	774	794	794	(2.5)%	(2.5)%
Romania	448	457	457	(2.1)%	(2.1)%
Egypt	650	646	610	0.6%	6.5%
Slovakia	342	368	368	(7.0)%	(7.0)%
Personal Communication Services (3)	313	347	347	(9.8)%	(9.8)%
Home Communication Services (3)	28	20	20	39.3%	39.3%
Switzerland (2)	168	162	469	3.9%	(64.1)%
Senegal	345	333	333	3.5%	3.5%
Personal Communication Services	236	222	222	6.5%	6.5%
Home Communication Services	213	209	209	1.9%	1.9%
Eliminations	(105)	(99)	(99)	6.6%	6.6%
Ivory Coast	272	204	204	33.6%	33.6%
Personal Communication Services	213	143	143	48.4%	48.4%
Home Communication Services	118	104	104	13.1%	13.1%
Eliminations	(58)	(44)	(44)	33.3%	33.3%
Dominican Republic	224	219	209	2.1%	7.0%
Jordan	217	220	203	(1.2)%	7.0%
Personal communication services	104	106	98	(1.4)%	6.7%
Home Communication Services	138	140	129	(0.9)%	7.3%
Eliminations	(25)	(25)	(23)	(0.7)%	7.4%
Mali	157	164	164	(4.2)%	(4.2)%
Cameroon	151	137	137	10.0%	10.0%
Moldova	82	82	76	(0.0)%	7.7%
Kenya	45	41	38	9.8%	19.1%
Personal Communication Services (3)	11	10	9	15.9%	25.7%
Home Communication Services (3)	34	32	29	7.9%	17.0%
Madagascar	34	32	31	8.5%	9.4%
Botswana	51	50	52	3.2%	(1.3)%
Other and Sofrecom	250	226	192	10.6%	30.2%
Eliminations	(66)	(57)	(56)

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Disposal of Orange Suisse on February 29, 2012 (see Section 2.1.4 Significant events).

(3)  External data (see section 2.5.7 Financial glossary).

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Half-years ended June 30
REST OF THE WORLD	2012	2011	2011	Chg. (%)	Chg. (%)
(in thousands of euros, at end of period)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Personal Communication Services
Number of mobile customers	99,711	85,528	87,101	16.6%	14.5%
Belgium	3,979	3,805	3,805	4.6%	4.6%
Romania	10,046	10,112	10,112	(0.7)%	(0.7)%
Egypt	32,392	30,541	30,541	6.1%	6.1%
Slovakia	2,884	2,849	2,849	1.2%	1.2%
Switzerland (2)	-	-	1,573	-	-
Senegal	6,741	5,689	5,689	18.5%	18.5%
Ivory Coast	6,148	5,498	5,498	11.8%	11.8%
Dominican Republic	3,132	3,005	3,005	4.2%	4.2%
Jordan	2,765	2,521	2,521	9.7%	9.7%
Mali	7,136	5,683	5,683	25.6%	25.6%
Cameroon	5,188	4,137	4,137	25.4%	25.4%
Moldova	1,833	1,741	1,741	5.3%	5.3%
Kenya	937	865	865	8.4%	8.4%
Madagascar	1,883	2,316	2,316	(18.7)%	(18.7)%
Botswana	864	821	821	5.2%	5.2%
Mauritius (40%)	292	274	274	6.6%	6.6%
Other subsidiaries (3)	13,488	5,672	5,672	137.8%	137.8%
Home Communication Services
Number of fixed-line telephony customers	2,102	2,250	2,250	(6.6)%	(6.6)%
Belgium	682	674	674	1.3%	1.3%
Senegal	284	288	288	(1.6)%	(1.6)%
Ivory Coast	286	287	287	(0.6)%	(0.6)%
Jordan	471	482	482	(2.4)%	(2.4)%
Kenya	238	382	382	(37.7)%	(37.7)%
Mauritius (40%)	135	133	133	2.0%	2.0%
Other subsidiaries (4)	6	3	3	77.6%	77.6%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Disposal of Orange Suisse on February 29, 2012 (see Section 2.1.4 Significant events).

(3)  Other mobile telephony subsidiaries include the subsidiaries of Armenia, Austria, Democratic Republic of the Congo, Guinea, Equatorial Guinea, Guinea-Bissau, Iraq, Luxembourg, Morocco, Niger, Uganda, Central African Republic, Tunisia and Vanuatu.

(4)  The other fixed-line telephony subsidiaries include the subsidiaries of Vietnam, Vanuatu and the subsidiaries of Sofrecom.

Enterprise

Half-years ended June 30
ENTERPRISE	2012	2011	2011	Chg. (%)	Chg. (%)
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,489	3,582	3,548	(2.6)%	(1.7)%
Legacy networks (6)	969	1,129	1,136	(14.2)%	(14.7)%
Mature networks (6)	1,434	1,414	1,390	1.4%	3.2%
Growing networks (6)	197	182	177	8.4%	11.4%
Services (6)	889	857	845	3.8%	5.2%
France
Number of Enterprise telephone lines (3)	3,832	4,208	4,208	(8.9)%	(8.9)%
Number of Business Everywhere customers (4)	809	805	809	0.5%	0.0%
Number of permanent accesses to data networks (4) (5)	344	338	338	1.9%	1.9%
of which number of IP-VPN accesses (4) (5)	277	272	272	1.8%	1.8%
World
Number of IP-VPN accesses (4)	322	313	313	3.0%	3.0%

(1)  See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)  In thousands. At end of period.

(5)  Access by customers outside the France Telecom group, excluding the operator market.

(6)  External data (see section 2.5.7 Financial glossary).

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International Carriers & Shared Services

Half-years ended June 30
INTERNATIONAL CARRIERS & SHARED SERVICES	2012	2011	2011	Chg. (%)	Chg. (%)
(in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	817	764	774	6.9%	5.5%
International Carriers (2)	696	633	647	9.9%	7.6%
Shared Services (2)	121	131	127	(7.7)%	(5.2)%
(1) See Section 2.5.1 Transition from data on a historical basis to data on a comparable basis. (2) External data (see section 2.5.7 Financial glossary).

2.5.3    Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2012 affecting the off-balance sheet commitments and contractual obligations are described in Note 10 to the consolidated financial statements.

2.5.4    Related party transactions

During the first half of 2012, Everything Everywhere redeemed the loan granted by the Group in the amount of 222 million euros. No other transaction with related parties materially influenced the Group’s financial position or profitability

2.5.5    Subsequent events

The main events occurring after June 30, 2012 are described in Note 12 to the consolidated financial statements.

2.5.6    Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, France Telecom-Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

Reported and restated EBITDA

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reversal of foreign exchange reserves of liquidated entities, impairment losses and share of profits (losses) of associates, referred to hereafter as “Reported EBITDA”, represents operating income before depreciation and amortization, before remeasurement resulting from business combinations, reversal of foreign exchange reserves of liquidated entities, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is presented in the analysis by operating segment, in addition to operating income.

Reported EBITDA also allows France Telecom-Orange to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by France Telecom-Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income as presented in the Consolidated income statement is shown below.

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Interim management report for the first half of 2012   2

Half-years ended June 30
	2012	2011
(in millions of euros)		data on a historical basis
Revenues	21,843	22,569
External purchases	(9,486)	(9,640)
Other operating income	563	324
Other operating expenses	(1,343)	(1,225)
Labor expenses	(4,848)	(4,514)
Gains (losses) on disposal of businesses and assets	102	205
Restructuring cost and similar items	(11)	(38)
Reported EBITDA	6,820	7,681
Depreciation and amortization	(3,114)	(3,399)
Impairment of goodwill	(159)	-
Impairment of fixed assets	(2)	(47)
Share of profits (losses) of associates	(57)	(61)
Operating income	3,488	4,174
Net financial income	(697)	(941)
Income tax	(882)	(1,138)
Consolidated net income after tax	1,909	2,095
Net income attributable to owners of the parent company	1,738	1,945
Net income attributable to non-controlling interests	171	150

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

•

in the first half of 2012, for a total negative amount of 184 million euros:

•

a charge of 178 million euros for the "Part-time for Seniors" (TPS) plan in France;

•

a provision of 116 million euros (including registration rights) corresponding to the compensation of 110 million euros due to be paid to OTMT subsequent to June 30, 2012 for the transfer to France Telecom-Orange of the service contract between OTMT and ECMS (see Section 2.1.4 Significant events and Note 2 to the consolidated financial statements);

•

a charge of 26 million euros relating to the Partageons free share award scheme under the Conquests 2015 plan;

•

a gain on disposal of 92 million euros relative to the disposal of Orange Suisse (see Section 2.1.4 Significant events and Note 2 to the consolidated financial statements);

•

net proceeds from various disputes of 44 million euros;

•

and, in the first half of 2011, for a total positive amount of 68 million euros in data on a historical basis:

•

an additional provision of 115 million euros to cover the fine handed down by the European Commission against TP S.A. for abuse of a dominant position in the wholesale broadband Internet access market in Poland;

•

a charge of 13 million euros for the "Part-time for Seniors" (TPS) plan in France;

•

and positive net proceeds totaling 197 million euros from the disposal by TP S.A. of its TP Emitel subsidiary.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

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Interim management report for the first half of 2012   2

Half-years ended June 30
	2012	2011
(in millions of euros)		data on a historical basis
Reported EBITDA (a)	6,820	7,681
Charge in respect of the "Part-time for Seniors" (TPS) plan in France	(178)	(13)
Provision relative to the compensation to be paid to OTMT for the transfer to France Telecom of the services contract between OTMT and ECMS	(116)	-
Charge relating to the Partageons free share award scheme under the Conquests 2015 plan	(26)	-
Gain on disposal of Orange Suisse	92	-
Net proceeds from various disputes	44	-
Net proceeds from the disposal of TP Emitel by TP S.A. in Poland	-	197
Provision for the fine by the European Commission against TP S.A. in Poland	-	(115)
Total restated items (b)	(184)	68
Restated EBITDA (a-b)	7,004	7,613

Restated EBITDA does not constitute a financial aggregate defined by IFRS as an element of measurement of financial performance and cannot be compared with similarly titled indicators from other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases, referred to hereafter as CAPEX, correspond to acquisitions of tangible and intangible assets excluding telecommunications licenses as presented in the Consolidated table of cash flows in the consolidated financial statements (capital expenditures on tangible and intangible assets financed through finance leases have no effect on cash flows at the time of acquisition). The following calculation shows the transition from CAPEX i) to acquisitions of property, plant and equipment and intangible assets, as presented in the Consolidated table of cash flows in the consolidated financial statements, and ii) to capital expenditures on tangible and intangible assets as presented in the Segment information in the consolidated financial statements.

Half-years ended June 30
	2012	2011
(in millions of euros)		data on a historical basis
Capex	(2,460)	(2,469)
Telecommunication licenses	(915)	(131)
Acquisitions of property, plant and equipment and intangible assets	(3,375)	(2,600)
Investments financed through finance leases	(20)	(143)
Capital expenditures on tangible and intangible assets	(3,395)	(2,743)

The management of the France Telecom-Orange group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX allows investors to follow investment expenditure linked to the business activities of France Telecom-Orange and to assess their performance in the short term. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by France Telecom-Orange, may not be comparable to similarly titled indicators used by other companies.

Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is calculated as follows on the basis of:

•

net financial debt (see section 2.5.7 Financial glossary and Note 8 to the consolidated financial statements) including:

•

50% of the financial debt of the Everything Everywhere joint venture in the United Kingdom; and

•

at December 31, 2011, i) the payment for the acquisition of the French 4G mobile license in the 800 MHz-band on January 19, 2012 in the amount of 891 million euros (see Section 2.1.4 Significant Events), and ii) the payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland in the amount of 550 million euros (see Section 2.1.4 Significant Events).

•

to restated EBITDA (see restated EBITDA above) calculated over the 12 preceding months and including 50% of the Reported EBITDA of the Everything Everywhere joint venture in the United Kingdom (see Segment information in the consolidated financial statements).

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Interim management report for the first half of 2012   2

Periods ended
		June 30, 2012 (1)	Dec. 31, 2011	Dec. 31, 2011	June 30, 2011 (1)
(in millions of euros)			restated	data on a historical basis	data on a historical basis
Net financial debt		31,177	30,890	30,890	30,285
Net financial debt of Everything Everywhere (50%)		809	581	581	493
Payment for acquiring the 4G mobile license in the 800 MHz band in France on January 19, 2012		-	891	-	-
Payment relative to the dispute between DPTG and TP S.A. in Poland on January 13, 2012		-	550	-	-
Restated net financial debt including 50% of Everything Everywhere	(A)	31,986	32,912	31,471	30,778
Reported EBITDA		14,268	15,129	15,129	14,273
Everything Everywhere Reported EBITDA (50%)		675	675	675	652
Reported EBITDA including 50% of Everything Everywhere	(b)	14,943	15,804	15,804	14,925
Charge in respect of the "Part-time for Seniors" (TPS) plan in France		(136)	29	29	(468)
Provision relative to the compensation to be paid to OTMT for the transfer to France Telecom of the services contract between OTMT and ECMS		(116)	-	-	-
Charge relating to the Partageons free share award scheme under the Conquests 2015 plan		(63)	(37)	(37)	-
Provision for restructuring the activities of Orange sport and Orange cinema series		(19)	(19)	(19)	(547)
Provision relative to the dispute between DPTG and TP S.A. in Poland		(8)	(8)	(8)	(266)
Gain on disposal of Orange Suisse		92	-	-	-
Net proceeds from various disputes		44	-	-	-
Net proceeds from the disposal of TP Emitel by TP S.A. in Poland		-	197	197	197
Provision for the fine by the European Commission against TP S.A. in Poland		-	(115)	(115)	(115)
Total restated items	(c)	(206)	47	47	(1,199)
Restated EBITDA and including 50% of Everything Everywhere	(b-c = D)	15,149	15,757	15,757	16,124
Restated ratio of net financial debt to EBITDA	(A)/(D)	2.11	2.09	2.00	1.91
(1) EBITDA and restated items calculated over the 12 preceding months in data on a historical basis.

2.5.7    Financial glossary

ARPU (mobile services): the annual Average Revenues Per User (ARPU) is calculated by dividing mobile services revenues (see mobile services revenues) generated over the preceding twelve months by the weighted average number of customers (excluding machine to machine customers) over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU of Consumer fixed-line services (fixed-line and Internet services): the monthly average revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the preceding twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU of Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the preceding twelve months (incoming calls, outgoing calls and roaming, excluding traffic of Mobile virtual network operators - MVNO) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, on a prorata basis of their working time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Section 2.5.6 Financial aggregates not defined by IFRS and Segment information in the consolidated financial statements).

Capital expenditure on tangible and intangible assets: see CAPEX.

Change in operating working capital requirement: change in inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in total working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed asset suppliers) and other liabilities.

Commercial expenses and content purchases: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Transition from data on a historical basis to data on a comparable basis). This transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

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Interim management report for the first half of 2012   2

Equipment revenues (mobile services): Equipment revenues include the sale of mobile handsets and accessories.

External data: External data are net of transactions between operating segments.

External purchases: external purchases include:

•

Commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses and purchases of content rights;

•

Service fees and inter-operator costs: external purchases including network expenses and interconnection expenses;

•

Other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

and Other external purchases: external purchases including overheads, real estate fees, purchases and repayments of other services and services fees, the costs of equipment and other inventory supplies, call center outsourcing fees and other external charges, net of capitalized goods and services.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in interests without taking control of subsidiaries.

Labor expenses: labor expenses include wages and employee benefit expenses, employee profit-sharing and the cost of share-based compensation. Labor expenses are net of capitalized costs.

Mobile services revenues (mobile services): Mobile services revenues represent revenues (voice, data and SMS) generated through the use of the mobile network. They include revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO). Mobile services revenues represent the most meaningful recurring revenues for the mobile business and are directly correlated with business indicators. This is used to calculate annual Average Revenues Per User (ARPU, see definition).

Net financial debt: net financial debt as defined and used by France Telecom-Orange (see Note 8 to the consolidated financial statements) corresponds to (A) financial liabilities excluding operating payables (translated at the closing rate), less (B): i) all derivative instruments carried in assets, ii) cash collateral paid on derivative instruments, iii) some deposits related to financing, iv) cash, cash equivalents and financial assets at fair value and, since 2010, v) the loan granted by the Group to the joint venture Everything Everywhere. Derivatives qualifying as cash flow hedges and net investment hedges are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). The “effective portion of cash-flow hedges” and the "effective portion of net investment hedges" (C) are added to net financial debt to offset this temporary difference.

"Non-voice” services revenue (mobile services):“non-voice” services revenues represent mobile services revenues (see mobile services revenues) excluding “Voice” revenues. For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) as well as content revenues from customers (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expenses.

Other operating income and expenses: other operating income and expenses include:

•

Other operating income: other income including, amongst others, late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received;

•

and Other operating expenses: other expenses including business tax, frequency use charges, other taxes, provisions and losses on trade receivables, as well as other expenses.

Reported EBITDA - CAPEX: indicator of i) operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and before share of profits (losses) of associates (Reported EBITDA), and ii) less property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (CAPEX).

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Interim management report for the first half of 2012   2

Reported EBITDA: operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and before share of profits (losses) of associates (see Section 2.5.6 Financial aggregates not defined by IFRS and Segment information in the consolidated financial statements).

Restated EBITDA: i) operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and before share of profits (losses) of associates, ii) less non-recurring items (see Section 2.5.6 Financial aggregates not defined by IFRS and Segment information in the consolidated financial statements).

Service fees and inter-operator costs: see External purchases.

Statutory data: statutory data are gross of transactions between operating segments.

Step-up (clause): clause that triggers a rise in loan interest payments in the event of a downgrading in France Telecom-Orange's long-term credit rating by the rating agencies, according to contractually defined rules. This clause may also stipulate a reduction in the interest rate in the event of an improved rating, although the interest rate may not drop below the initial rate of the loan.

Wages and employee benefit expenses: see Labor expenses.

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Interim management report for the first half of 2012   2

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3.  Statement by the person responsible

I certify that based on my knowledge, the first half 2012 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 26, 2012

Stéphane RICHARD

Chairman and Chief Executive Officer

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4.  Statutory auditor’s report on the first half-year financial information for 2012

Period from January 1, 2012 to June 30, 2012

This is a free translation into English of the statutory auditor’s review report issued in French and provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your Shareholder’s meeting and in accordance with the requirements of Article L. 451-1-2 III of the French monetary and financial code («Code Monétaire et Financier»), we hereby report to you on:

•

the review of the accompanying condensed half-yearly consolidated financial statements of France Telecom S.A., for the period from January 1, 2012 to June 30, 2012, and

•

the verification of information contained in the interim management report.

These condensed half-yearly consolidated financial statements have been prepared under the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1.     CONCLUSION ON THE FINANCIAL STATEMENTS

We conducted our limited review in accordance with professional standards applicable in France. A limited review of interim financial information mainly consists in making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – IFRS as adopted by the European Union applicable to interim financial information.

2.     SPECIFIC VERIFICATIONS

We have also verified the information provided in the interim management report commenting the condensed half-yearly consolidated financial statements that were subject to our limited review.

We have also no matters to report on the fair presentation and consistency of this information with the condensed half-yearly consolidated financial statements.

French original signed at Neuilly-sur-Seine and Paris-La-Défense, on July 26, 2012, by

The statutory auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 30, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations